
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)
- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Bucket List Studios Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> December 23, 2020

Physical Address of Issuer:

3828 West Vanderbilt Drive, Meridian, ID

Website of Issuer:

https://thebucketlistfamily.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) and (ii) four percent (4%) of any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000).

Type of Security Offered:

Series Seed Preferred Stock, $0.0001 par value per share

Target Number of Securities to be Offered:

6,368

Price (or Method for Determining Price):

$3.9259 per share

Target Offering Amount:

$25,000.13

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,999,996.11

Deadline to reach the Target Offering Amount:

July 21, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7 full-time employees.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$675.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

May 21, 2021

THE BUCKET LIST STUDIOS INC.



Up to $2,999,996.11 of Series Seed Preferred Stock

The Bucket List Studios Inc. ("**BLS**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000.13 (the "**Target Offering Amount**") and up to a maximum amount of $2,999,996.11 (the "**Maximum Offering Amount**") of Series Seed Preferred Stock, par value $0.0001 per share (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 21, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through the Offering's intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in an Omnibus Series Seed Preferred Stock Instrument, as further described below. Under the Omnibus Series Seed Preferred Stock Instrument, Securities sold in this Offering will be deposited a custodial account maintained by Prime Trust, LLC, who will serve as the custodian (the "**Custodian**") for this Offering and reflect each Investors' beneficial interest in the Omnibus Series Seed Preferred Stock Instrument in such Investors' individual custodial accounts. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering. Each Investor must maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)(3)	Net Proceeds
Minimum Individual Purchase Amount (3)	$98.15	$5.89	$92.26
Target Offering Amount	$25,000.13	$1,500.01	$23,500.12
Maximum Individual Purchase Amount (3)(4) (5)	$98.15	$5.89	$92.26
Maximum Offering Amount	$2,999,996.11	$159,999.84	$2,839,996.27

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   At the conclusion of the offering, the issuer shall pay a cash fee comprised of: six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) and four percent (4%) of any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000).
(3)   In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000).
(4)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(5)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT

PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://thebucketlistfamily.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/bucket-list

The date of this Form C is May 21, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Bucket List Studios Inc. is a creator and product developer for family-lifestyle content incorporated in Delaware as a corporation on December 23, 2020.

The Company is located at 3828 West Vanderbilt Drive, Meridian, ID 83646, although many of our employees will work remotely during our first year pending our finding a suitable office location for our operations .

The Company's website is https://thebucketlistfamily.com/.

The Company conducts business in Hawaii, Utah, Idaho and Oregon and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/bucket-list and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	6,368
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,775,364[*]
Maximum Amount of the Securities Offered	764,155[**]
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,533,151[*, **]
Price Per Security	$3.9259
Minimum Individual Purchase Amount	$98.15[+]
Maximum Individual Purchase Amount	$98.15[+]
Offering Deadline	July 21, 2021
Use of Proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 27.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000) of the Securities issued in this Offering.

[**]Rounded up to the nearest whole share

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Our operations to date have been limited to acquiring our right and license to certain trademarks under that certain Intellectual Property License Agreement (the "**IP License Agreement**") with The Bucket List Family, LLC ("**BLF**"), as further described below. (*See "We rely on various intellectual property rights, including trademarks, in order to operate our business, including intellectual property rights under a certain intellectual property license agreement from an entity affiliated with our founder, Chief Executive Officer, Chief Financial Officer and director, Garrett Gee*" at page 6-7). There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. There may be less demand for our products and services than we anticipate. There is no assurance that our business will succeed and you may lose your entire investment.

We have not produced any cartoons or animations to date. We cannot guarantee we will be successful in producing, distributing, selling, commercializing or exploiting our cartoons or animation, or any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any cartoons or animation, or any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

We may not be able to implement our strategies of entering into the cartoon and animation production business effectively or at all.

Our growth strategy depends on our ability to successfully develop cartoon and animation content by leveraging the talents of artistic personnel, their experience with cartoon and animation production and our to-be-developed proprietary technology. As a company, however, we have not invested capital in the production or distribution of cartoon and animation content. Entry into such production business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in the production business with respect to cartoons and animations. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses.

Our successful entry into the cartoon and animation production business faces various risks and challenges, including:

- the success of our cartoon and animation production business will be primarily dependent on audience acceptance of our content, which is extremely difficult to predict;

- only a relatively few "hit" cartoon and animation series account for a significant portion of total revenue in the cartoon and animation industry and any failure by us to produce "hit" films could cause revenue generated from our proposed cartoon and animation production business to fall below expectations;

- the production and marketing of cartoon and animation content is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;

- delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;

- the entrance of additional studios into the cartoon and animation market, which may result in increased competition for visual effects-driven and animated film audiences and for talented computer graphics animators and technical staff;

- the costs of producing and marketing cartoon and animation content have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other content creators;

- cartoon and animation production is subject to seasonal variations based on the timing of other releases, including theatrical motion picture and home entertainment content, and a short-term negative impact on our business during a time of high seasonal demand (such as might result from a natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases) could have a disproportionate effect on our results for the year;

- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our proposed production activities;

- we have no experience producing or releasing cartoon and animation content and the strain on our personnel from the effort required to produce such content and the time required for creative development of future content may hinder our ability to consistently release cartoon and animation content; and

- the profitable distribution of cartoon and animation content depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates, and any decision by those distributors not to distribute or promote our cartoon and animation content which we may produce or to promote competitors' content to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed production business.

A substantial part of our business relies upon the success and popularity of cartoon and animated content. If other forms of entertainment prove to be more attractive to consumers than such content, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of cartoon and animated content. If other forms of content, or other entertainment with which cartoon and animated content compete for consumers' leisure time and disposable income, such as conventional motion pictures, television, digital streaming services, concerts, amusement parks and sporting events, become more popular than cartoon and animated content, our business and operating results could be harmed.

Acquisitions we pursue in our industry and related industries could result in operating difficulties, dilution to our shareholders and other consequences harmful to our business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

- increased expenses due to transaction and integration costs;

- potential liabilities of the acquired businesses;
- potential adverse tax and accounting effects of the acquisitions;
- diversion of capital and other resources from our existing businesses;
- diversion of our management's attention during the acquisition process and any transition periods;
- loss of key employees of the acquired businesses following the acquisition; and
- inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general, and the cartoon and animation segments thereof in particular, are rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. Furthermore, because we are required to provide advanced digital imagery products to continue to win business we must ensure that our production environment integrates the latest tools and techniques developed in the industry. This requires us to either develop these capabilities by upgrading our own proprietary software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects

We expect to face intense competition.

Our cartoons and animations will compete with a variety of other programs intended for children and families, including on traditional networks such as Nickelodeon and other micro-niche content providers, including those on YouTube. All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

Loss of consumer confidence in our company or in our industry may harm our business.

Demand for our services may be adversely affected if consumers lose confidence in the quality of our products and services or the industry's practices. Adverse publicity may discourage businesses from buying advertising for our services, engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Various factors may adversely impact our reputation, including product quality inconsistencies or contamination resulting in product recalls. Reputational risks may also arise from our third parties' labor standards, health, safety and environmental standards, raw material sourcing, and ethical standards. We may also be the victim of product tampering or counterfeiting or grey imports. Any litigation, disputes on tax matters and pay structures may subject us to negative attention in the press, which can damage reputation.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

Cartoon and animated content piracy may affect our ability to maximize our revenues.

Cartoon and animated content piracy is extensive in many parts of the world, including South America, Asia (including South Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. We presently lack the resources to effectively monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, various trade associations have enacted voluntary embargoes on content exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced content; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Going concern note.

The independent auditors' report for the period ending December 31, 2020, accompanying this Form C contains a note expressing substantial concern about the Company's ability to continue as a going concern. Our management believes that the Company's closing of the offering of $6,944,901.51 of Series Seed Preferred Stock resulting in the sale and issuance on March 12 and 15, 2021 of 1,768,996 shares of Series Seed Preferred Stock to thirty-one (31) accredited investors at a purchase price of $3.9259 per share provides an opportunity for us to continue as a going concern. There are no assurances, however, that other funds will be available to the Company when needed from any source or, if available, will be available on terms that are acceptable to us.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We may depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business, including intellectual property rights under a certain intellectual property license agreement from an entity affiliated with our founder, Chief Executive Officer, Chief Financial Officer and director, Garrett Gee.

The Company relies on certain intellectual property rights to operate its business, including under the IP License Agreement with BLF, a limited liability company affiliated with our founder, Chief Executive Officer, Chief Financial Officer and director, Garrett Gee, under which we receive an inbound right and license, subject to certain restrictions, to use (i) in each case to the extent approved in writing by BLF, truthful or fictional activities of all or any member of the Gee Family (e.g., travel, including all related events occurring before, during and after such travel), including any and all concepts, ideas, and works of authorship currently or in the future owned or controlled by the Gee Family and derived therefrom or related thereto (e.g., still images, footage, notes or written descriptions, etc.); (ii) the name, nickname, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights of each member of the Gee Family; and (iii) the following trademarks for the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case as approved by BLF: "BUCKET LIST FAMILY TRAVEL," trademark application pending before the United States Patent and Trademark Office ("**USPTO**"), Application No. 90022769; and "BUCKET LIST TRAVEL," trademark application pending USPTO, Application No. 90022778.

The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken or may take in the future to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of our intellectual property rights is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We intend to take all measures to determine whether we are entitled to protection under current intellectual property laws for the cartoon and animated segments we intend to produce, along with the products created in connection therewith. While no assurance can be given that we will be able to obtain the necessary protection over our intellectual property, we intend to aggressively assert our intellectual property rights, including those relating to any materials that may qualify for copyright protections as well as trade names or trademarks that we may develop. These rights are protected through the application for copyrights, the acquisition of trademark registrations and when appropriate, litigation against those who are, in our opinion, infringing these rights.

If we lose certain intellectual property rights owned and/or licensed by third parties, including such rights owned and licensed to us by BLF, our business could be materially harmed.

We have no ownership interest in the above-described intellectual property rights licensed under the IP License Agreement with BLF, including, "BUCKET LIST FAMILY TRAVEL," trademark application pending before the USPTO, Application No. 90022769; and "BUCKET LIST TRAVEL," trademark application pending USPTO, Application No. 90022778; and we may enter into other agreements relating to intellectual property rights for which we may not own. Specifically, under the IP License Agreement, and as between BLF and us, BLF shall own all right, title and interest, including, without limitation, all copyright, trademark, privacy and publicity rights, in and to the intellectual property rights licensed under the IP License Agreement, and all uses thereof pursuant thereto shall inure to the benefit of BLF – not us. To the extent we rely on any such in-bound-licensed intellectual property, we are subject to our and the counterparty's compliance with the terms of such agreements in order to maintain those rights. Presently, we and our business plans are dependent on the intellectual property rights that are licensed to us under the IP License Agreement with BLF. Although that agreement grants a perpetual, irrevocable, sublicensable, royalty-free, worldwide right and license to such intellectual property rights, it is limited to the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case approved by BLF, and it is terminable by either BLF or we upon a material breach of the IP License Agreement after a thirty (30) day cure period which is extendable upon satisfaction of certain conditions for a period not to exceed one hundred and twenty (120) days. Any failure by us to satisfy our obligations under the IP License Agreement, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such agreements, could cause us to lose some or all of our rights to use certain intellectual property that is material to our business and our product candidates, which would materially harm our development efforts and could cause our business to fail.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation.

The industry in which we are engaged in is characterized by the existence of a large number of copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility that claims against us for alleged intellectual property rights violations may grow. Any intellectual property rights claim against us, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and our financial resources. An adverse determination could also prevent us from offering the cartoon and animated segments we intend to produce and may require that we develop substitute cartoon or animated segments that do not infringe on any third party's intellectual property, which could be financially burdensome and may affect our profitability.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Garrett Gee, our Founder, Chief Executive Officer, Chief Financial Officer and Director; Kirk Ouimet, President and Director; Natalie Main, our Secretary; and Aviad Eyal, a Director. The Company has not entered into employment agreements with Garrett Gee, Kirk Ouimet, Natalie Main or Aviad Eyal, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Garrett Gee, Kirk Ouimet, Natalie Main or Aviad Eyal any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Members of our management team have no experience in producing and marketing educational cartoons.

Our management team has little experience in producing and marketing educational cartoons and our directors and officers lack any significant technical training or experience in this regard.

Our principal stockholder, Garrett Gee, can exercise significant influence that could discourage transactions involving a change of control and may affect stockholders' ability to generate any return on investment.

As of May 21, 2021, Garett Gee, our Founder, Chief Executive Officer, Chief Financial Officer and Director, holds approximately 60.1567% of the issued and outstanding shares of our securities, and the exclusive power to vote approximately 60.1567% of the votes entitled to be cast by the holders of our common stock. While the Company entered into a Stock Restriction Agreement with Mr. Gee under which 2,562,375 shares of his holdings of common stock are subject to certain conditions, including a repurchase option in favor of the Company under which 1/48th of such shares are released in equal monthly installments over a forty-eight month period, if Mr. Gee's relationship with the Company terminates for any reason, or no reason at all, with or without cause, Mr. Gee may cause BLF to terminate the IP License Agreement and the rights and licenses granted to us thereunder, each of which would adversely affect the operations of our business and the value of your investment. Separately, the Company is effectively under the control of Mr. Gee, who can effectively control the election of three members of our Board of Directors and determine the outcome of most corporate transactions or other matters submitted to the stockholders for approval. Such control also may have the effect of discouraging transactions involving an actual or potential change of control, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over the then current value.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to, or may become subject to, a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect the cost to comply with such laws and regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The Company can complete this offering even if only the minimum Target Amount is received; the receipt of only the minimum offering will limit the Company's ability to execute its business plan. The Company may also conduct multiple closings.

The Company is only required to sell $25,000.13 in Securities to complete this Offering. As such, there can be no assurance that the Company will successfully raise more than $25,000.13 in this Offering. The success of this Offering will impact, in large part, the Company's ability to implement its business plan. If the Company sells only the minimum number of Securities, yielding minimal gross proceeds, it may be unable to sufficiently fund operations or fully execute on its business plan. This could potentially result in a material adverse effect on its business, prospects, financial condition and results of operations.

In addition, the Company may conduct an initial closing upon reaching at least two times the Target Amount. The Company may only conduct closings before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline. If the Company chooses to conduct multiple closing, investors in the earlier closings will be investing in an entity that has less capital than investors in later closings.

Investors will be required to purchase the Securities in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust. Therefore, to make an investment commitment, a prospective Investor must make a custodial account, and maintain its good standing, with Prime Trust pursuant to a valid and binding custody account agreement, and subscribe to the offering in a manner that appoints Prime Trust as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Company common stock purchased in this offering out of the Prime Trust custodial account, they may incur a fee.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an Offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

Neither the Omnibus Series Seed Preferred Stock Instrument (nor the Investor's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act, as amended, and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Series Seed Preferred Stock Instrument, not our Series Seed Preferred Stock or our common stock.

Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain shares of Series Seed Preferred Stock, to be represented by a pro rata beneficial interest in an Omnibus Series Seed Preferred Stock Instrument issued by the Company to the custodian designated therein, presently being Prime Trust, with Prime Trust, in its capacity as Custodian as legal record owner of the Series Seed Preferred Stock. The beneficial interest in the Omnibus Series Seed Preferred Stock Instrument does not entitle Investors, excluding Prime Trust as the custodian, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Series Seed Preferred Stock. Investors should carefully review the Subscription Agreement for Omnibus Series Seed Preferred Stock Instrument to understand the risks inherent in this investment vehicle.

Investors Purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Series Seed Preferred Stock Instrument Representing Economic Interest in the Securities (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in Omnibus Series Seed Preferred Stock Instrument shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series Seed Preferred Stock Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed Preferred Stock Instrument.

Investors Purchasing the Securities Are Required to Waive Certain Rights, and the Custodian will not exercise any discretion to vote the Securities and will be otherwise be required to vote the Securities in the same proportion as certain key holders of the Company under a certain voting agreement, will waive rights as a "Major Investor" under a certain investors' rights agreement, and will waive rights of co-sale under a certain right of first refusal and co-sale agreement.

Prime Trust as the custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Subscription Agreement, the Omnibus Series Seed Preferred Stock Instrument and various transaction agreements, such as a certain voting agreement, with the Company, in each instance to the exclusion of each Investor. By executing the Subscription Agreement, each Investor will authorize Prime Trust, in its capacity as Custodian as legal record owner of the Series Seed Preferred Stock, and Prime Trust shall be required, under a certain voting agreement with the Company and other stockholders, to agree to vote the Securities, including all securities of the Company that Prime Trust is entitled to vote for members of the Company's Board of Directors, including without limitation, all shares of the Company's common stock and preferred stock, by whatever name called, now owned or subsequently acquired by Prime Trust by virtue of the Subscription Agreement, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise, in the same proportion as certain key holders of the Company. As a result of the concentrated voting control in favor of such key holders, (i) they may be able to control matters requiring approval under such voting agreement, including with respect to the election of the Company's board of directors and (ii) they may be able to delay or prevent a change of control, in each instance, which may have a negative impact on the price of our common stock by discoursing third party investors or others from investing in the Company or otherwise making offers to purchase our securities.

Furthermore, by executing the Subscription Agreement, each Investor will authorize Prime Trust, in its capacity as Custodian as legal record owner of the Series Seed Preferred Stock, and Prime Trust shall be required, under a certain investors' rights agreement with the Company and other stockholders, to waive any rights as a "Major Investor" (as defined in such agreement) (i) to inspect the Company's properties, examine the Company's books of accounts and records, and discuss the Company's affairs, finances, and accounts with the Company's officers; (ii) for the Company to deliver certain financial statements to Prime Trust; and (iii) to participate in any future stock issuances of the

Company. As a result, no Investor will have any right of inspection or to such financial statements under such investors' rights agreement, and an Investor may need to seek alternative methods to obtain information, which may not result in the same access provided to other stockholders under such investors' rights agreement. Lastly, other stockholders qualifying as a "Major Investor" under such investor's rights agreement may exercise their respective right to participate in future stock issuances of the Company, which may dilute an Investor's stockholdings in the Company.

Lastly, by executing the Subscription Agreement, each Investor will authorize Prime Trust, in its capacity as Custodian as legal record owner of the Series Seed Preferred Stock, and Prime Trust shall be required, under a certain right of first refusal and co-sale agreement with the Company and other stockholders, to waive any right of co-sale. As a result, certain key holders may liquidate their respective shareholdings of the Company without any Investor having the right to participate in such transaction.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Class Series Seed Preferred Stock Instrument (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $3.9259 per share by us was determined arbitrarily and the pre-money valuation of the Company arising from such price per share in this Offering is $30,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities, or our common stock. The market price for our common stock, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

The price of the Securities and our common stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Form C, factors that may cause the price of the Securities and our common stock to fluctuate include, but are not limited to:

- announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;
- changes in our financial estimates and projects;

- variations in quarterly operating results;
- the overall performance of the equity markets;
- general economic conditions;
- terrorist acts;
- litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;
- future sales of our securities; and
- investor perception of us and the industries in which we operate.

The Company's executive officers and directors will continue to exercise significant control over the Company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this Offering, and assuming we complete the maximum Offering, the Company's executive officers will beneficially hold, in the aggregate, approximately 79.2347% of the Company's outstanding common stock, assuming conversion of the Securities. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets. Mr. Gee acquired his shares of common stock for substantially less than the price of the shares of Securities being acquired in this Offering, and he may have interests, with respect to his common stock, that are different from those of Investors in this Offering and the concentration of voting power among one or more of these stockholders may have an adverse effect on the value of the Securities. In addition, this concentration of ownership might adversely affect the Company by: (1) delaying, deferring or preventing a change of control of the Company; (2) impeding a merger, consolidation, takeover or other business combination involving the Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Arbitration

Investors in this Offering agree to submit to arbitration administrated by the American Arbitration Association under its Commercial Rules, before one arbitrator agreed to by the parties, for all claims arising from their investment and to waive their rights to have any and all disputes, controversies or claims arising out of, relating to or in connection with their subscription agreement resolved in a court, and their rights to a jury trial, and any rights to bring a class arbitration, class action or other type of representative proceeding. Arbitration may not afford investors all the relief they might obtain outside arbitration. Arbitration narrows procedural and other steps available to claimants (such as discovery, broad choice of venue and scope of appellate review) and is, in general, a more informal process than court action. On the other hand, arbitration is normally a less expensive process for a claimant than court action and normally results in a quicker final decision. However, Investors may find that as a result of arbitration they are more restricted in the resolution of claims, if any, arising from this Offering.

Investors and the Securities will be subject to transfer restrictions.

During the period commencing on the date of the final prospectus relating to the Company's closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, and ending on the date specified by the Company and the managing underwriter (the "**Lock-up Period**"), which such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions, neither Prime Trust nor any Investor may, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. Additionally, the Securities, and any rights therein, including the Beneficial Interest therein, the Omnibus Series Seed Preferred Stock Instrument and any rights herein, including the Beneficial Interest, shall not be assigned or transferred by the Subscriber except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series Seed Preferred Stock Instrument), the Transaction Agreements (as defined in the Omnibus Series Seed Preferred Stock Instrument) and applicable law.

The Company has the right to impose stop transfer instructions with respect to registrable Securities held by Prime Trust and Investors (and the Company shares or securities of every other person subject to such restriction) until the end of the Lock-up Period.

The Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Investor (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period, and the Company has an obligation to place a legend reading substantially as follows on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Investors (and the shares or securities of the Company held by every other person subject to restriction relating to the Lock-up Period):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

Investors have no right to exchange their Beneficial Interest in the Omnibus Series Seed Preferred Stock Instrument for Series Seed Preferred Stock in certificated form.

The Company reserves its sole discretion to exchange the Investor's Beneficial Interests in the Omnibus Series Seed Preferred Stock Instrument for Series Seed Preferred Stock in certificated form. Further, Investors have no right to remove the Series Seed Preferred Stock they hold a beneficial interest in from the custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Bucket List Studios creates content, products, and experiences to inspire the world to try new things together with the people they love.

Business Plan

We are a young animation studio with big dreams to reinvent the cartoon. As a nimble studio, we seek to develop software and content focused on interactive educational content for families around the world. We intend to capitalize on the high demand for quality educational content arising from distance-learning and working-from-home protocols, and we will partner with online streaming services who, themselves, are competing to acquire or collaborate with the best content and product creators—like us.

We strive to reinvent how we cartoon by developing new software to bring a new age of animation to life. Through **global collaboration**, we will use online tools and empower artists from different cultures around the world. By using **distance learning tools,** we aim to bring engaging and interactive content, applications and games to provide families across the globe with high quality education tools. Capitalizing on **interactive conversation tools using GPT3 artificial-intelligence technology,** viewers of our content will be able to ask questions and interact with characters: "Hey Dorothy, what type of shark was that?"

In short, we're curating a unique combination of fairytale and reality like never before seen with a unique blend of animated cartoon stories mixed with real life footage from inspiring adventures around the world.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Bucket List Cartoon	8-10 episode interactive animated cartoon with stories based on the real life adventures of The Bucket List Family.	Media networks (Disney +, Netflix, Hulu, etc.) and potentially direct to consumer via Youtube.

Our primary product and service revolves around the storyline of The Bucket List Family, who journeys from country to country around the world, featuring episodes with exhilarating local writers, artists and musicians. The Bucket List Cartoon will, above all, feature meaningful stories that bring value to our audience and build a global community together. All in all, it will bring together the classic style with new tech, culminate in magical realism and shower viewers with cross-cultural, good for the soul full family adventures fulfilled with 4-qudrant music, art and stories bubbling with education and environment.

We are reinventing the way we cartoon; The Bucket List Cartoon isn't just a show — it will be an experiential phenomenon. Creatively, **before** each episode, we'll share printable coloring books and activity sheet tied to each episode. Then, **during** the episode, our viewers will watch, learn and grow *together as a family*. And, **after each episode**, our viewers will be able to coalesce with us by glitzing in our apparent, travel gear and more!

Our vision is to **birth** iconic characters and brands: slow-cook, timeless characters and storylines that will forever represent family, travel, culture, nature and the goodness of humanity. We aim to **cultivate** our brand, naturally fostering products that encourage travel, exploration and family time. We will develop new technologies and software to couple with our animated productions.

Competition

We are creating a new industry. The markets in which our products are sold are highly competitive, including other animated studios creating family friendly interactive media, in the streaming-service industry. Our products compete against similar products of many large and small companies, including well-known global competitors.

But we said no to those traditional networks, so we can partner with today's household viewing options at Disney, Netflix, TikTok, Instagram and YouTube. We'll bring episodic journeys to Disney and Netflix-like services, viral animated short clips to the likes of TikTok viewers, stunning pictures and videos on Instagram for global community engagement, and behind-the-scenes vlogs viewable on YouTube.

Customer Base

Our founder, Garrett, and his wife, Jessica, and their three beautiful children, have spent the last six years as travel journalists and have more than 2,500,000 people in 150+ countries following their adventures on social media, such as on Instagram, YouTube, and their family website. We are an extension and evolution of these adventures, and their 2,500,000 baseline followers serve as a springboard of captive audience viewers.

Intellectual Property

We entered into an Intellectual Property License Agreement with BLF, under which BLF granted a certain right and license, subject to certain restrictions, with respect to (i) in each case to the extent approved in writing by BLF, truthful or fictional activities of all or any member of the Gee Family (e.g., travel, including all related events occurring before, during and after such travel), including any and all concepts, ideas, and works of authorship currently or in the future owned or controlled by the Gee Family and derived therefrom or related thereto (e.g., still images, footage, notes or written descriptions, etc.); (ii) the name, nickname, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights of each member of the Gee Family; and (iii) the following trademarks for the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case as approved by BLF: "BUCKET LIST FAMILY TRAVEL," trademark application pending before the United States Patent and Trademark Office ("**USPTO**"), Application No. 90022769; and "BUCKET LIST TRAVEL," trademark application pending before the USPTO, Application No. 90022778.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500.01	See note*	$159,999.84
Hiring Professionals and Animation Contractors	70%	$17,500.09	~70.46%	$2,113,797.26
Creating and Procuring Merchandise	24%	$6,000.03	~24.21%	$726,199.01
Total	**100%**	**$25,000.13**	**100%**	**$2,999,996.11**

*The Intermediary is entitled to 6.0% of any amounts raised up to two million dollars ($0.00- $2,000,000) and 4.0% of any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000) from the Offering, which results in $159,999.84, and which constitutes 5.3333349155576% of the Maximum Offering Amount Raised.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Hiring Professionals and Animation Contractors (70.46%): With great ideas come the need for great people, and we intend to utilize 70.46% of the proceeds from our offering to engage professionals and animation contractors that align with our vision and growth of the business operations.

Creating and Procuring Merchandise (24.21%): As part of our business model includes selling merchandise, we expect to use 24.21% of the proceeds from our offering to build and grow our merchandise offering.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Garrett Gee	Chief Executive Officer, Chief Financial Officer, Director and Founder	Travel Journalist and Manager of Bucket List Family, LLC	Brigham Young University, No Degree
Kirk Ouimet	President and Director	Snap, Inc., managed programming team	Brigham Young University, B.S., Information Systems (2015)
Natalie Main	Secretary	Controller, Real Estate Consultant	Brigham Young University, B.S., Corporate Finance (2008)

Aviad Eyal	Director	Founder and Owner of Entrée Capital, managing over 100 investments on 5 continents	University of KwaZulu-Natal, BSc, Engineering (1993)

Indemnification

Indemnification is authorized by the Company to directors, officers, controlling persons and agents acting in their professional capacity pursuant to Delaware law and the Company's Amended and Restated Certificate of Incorporation (the "*Certificate of Incorporation*"), as may be amended and/or restated from time to time. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, we have entered into an Indemnification Agreement with Garrett Gee, Kirk Ouimet and Aviad Eyal, which agreements provide for indemnification and advance of certain expenses upon the satisfaction of certain terms and conditions.

Employees

The Company currently has 7 full-time employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), 2,548,000 of which are designated as "Series Seed Preferred Stock" and the remainder of which remain undesignated. At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,750,000 shares of Common Stock and 1,775,364 shares of Series Seed Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,750,000
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	71.7284%

Type	Series Seed Preferred Stock
Amount Outstanding	1,768,996
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Series A Preferred Stock is entitled to one vote in person or by proxy for each share of such stock convertible into Common Stock.
Anti-Dilution Rights	The conversion rate of the Series A Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Certificate of Incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
Other Rights	At any time when at least 905,524 shares of Series Seed Preferred stock

(subject to certain appropriate adjustment) are outstanding, the Company shall not, directly or indirectly, do any of the following without the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock, separately as a class: (i) amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock; (ii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company, except as otherwise provided; (iii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or (iv) sell or exclusively license any material Company intellectual property outside the ordinary course of business other than in connection with certain deemed liquidation events.

The outstanding shares of preferred Stock shall automatically convert into Common Stock upon the earliest of the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 or the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In addition to the aforementioned Anti-Dilution rights, the Company may authorize additional Preferred Stock which may dilute the Security. Additionally, certain major investors of the Company have the right a first offer of future sales of the Company's securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	18.7981%

Type	**Options, Stock Appreciation Rights, Restricted Stock Award, Restricted Stock Unit Awards and Other Stock Awards under the Company's 2021 Equity Incentive Plan**
Reserved for Issuance / Outstanding	891,508 / 0
Par Value Per Share	$0.0001
Voting Rights	Each option is exercisable into shares of Common Stock upon the satisfaction of certain terms and conditions. Upon exercise of their options, the holders shall have one vote for each share of Common Stock held by such stockholders.
Anti-Dilution Rights	None

Other Rights	The securities will be issued in accordance with the Company's employee incentive plan, which may include vesting provisions and other terms and conditions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later Date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Under the Company's 2021 Equity Incentive Plan, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of incentive stock options will be 2,674,524.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	9.4735%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Garrett Gee	5,124,750 shares of Common Stock	60.1567%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Bucket List Studios Inc. (the "**Company**") was incorporated on December 23, 2020 under the laws of the State of Delaware, and is headquartered in Meridian, Idaho, although many of our employees will work remotely during our first year pending our finding a suitable office location for our operations.

Cash and Cash Equivalents

As of April 30, 2021, the Company had an aggregate of $6,740,939.91 in cash and cash equivalents, leaving the Company with approximately 70 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed a pre-money valuation of $30,000,000 to the Company; the securities are priced arbitrarily; provided, however, that the Company closed an offering of $6,944,901.51 of Series Seed Preferred Stock resulting in the sale and issuance on March 12 and 15, 2021 of 1,768,996 shares of Series Seed Preferred Stock to thirty-one (31) accredited investors at a purchase price of $3.9259 per share at a pre-money valuation of $30,000,000.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$675.01	6,750,000	General corporate purposes	12/28/2020	Section 4(a)(2)
Series Seed Preferred Stock	$6,714,914.43	1,701,414	General corporate purposes	03/12/2021	Reg D, 506(b)
Series Seed Preferred Stock	$229,987.08	58,582	General corporate purposes	03/15/2021	Reg D, 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company entered into that certain Intellectual Property License Agreement with The Bucket List Family, LLC ("**BLF**"), a limited liability company affiliated with our founder, Garrett Gee, under which BLF granted a certain right and license, subject to certain restrictions, with respect to (i) in each case to the extent approved in writing by BLF, truthful or fictional activities of all or any member of the Gee Family (e.g., travel, including all related events occurring before, during and after such travel), including any and all concepts, ideas, and works of authorship currently or in the future owned or controlled by the Gee Family and derived therefrom or related thereto (e.g., still images, footage, notes or written descriptions, etc.); (ii) the name, nickname, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights of each member of the Gee Family; and (iii) the following trademarks for the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case as approved by BLF: "BUCKET LIST FAMILY TRAVEL," trademark application pending before the United States Patent and Trademark Office ("**USPTO**"), Application No. 90022769; and "BUCKET LIST TRAVEL," trademark application pending before the USPTO, Application No. 90022778to use the certain trademarks, as further described in "Intellectual Property" at pages 6 and 17. Mr. Gee has an indirect interest in the transaction between the Company and BLF. In addition to being an officer and director, Mr. Gee is the beneficial owner of 5,124,750 shares of the Company's common stock, and is a member and the beneficial owner of 100% of the membership interests of BLF. While Mr. Gee facilitated the negotiation of the Intellectual Property License Agreement, the disinterested members of the Board of the Company have determined that the terms of such agreement are fair, just and reasonable as to the Company and its stockholders, have authorized and approved such agreement, and have authorized and directed the officers of the Company, for and on behalf of the Company, to execute and deliver such agreement, and any and all other agreements, certificates, or documents required or contemplated by such agreement or deemed necessary or appropriate in connection therewith and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed.

- On or about December 23, 2020, the Company issued and sold an aggregate of 5,124,750 shares of common stock to our founder, Chief Executive Officer, Chief Financial Officer and Director, Garrett Gee, for aggregate proceeds of $512.48 at a purchase price of $0.0001 per share.
- On or about December 23, 2020, the Company issued and sold an aggregate of 1,625,250 shares of common stock to our Ouimet Holdings LLC, a limited liability company controlled and beneficially owned in whole by Kirk Ouimet, President and Director, for aggregate proceeds of $162.53 at a purchase price of $0.0001 per share.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000.13 (the "**Target Offering Amount**") and up to a maximum amount of $2,999,996.11 (the "**Maximum Offering Amount**") of Series Seed Preferred Stock (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 21, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $98.15 and the maximum amount that an Investor may invest in the Offering is $98.15, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the

Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of the early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, AND THE CUSTODIAN, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT AND THE CUSTODIAN MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S AND CUSTODIAN'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement for Beneficial Interest in Omnibus Series Seed Preferred Stock Instrument Representing Economic Interest in Series Seed Preferred Stock and the Form of Omnibus Series Seed Preferred stock Instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company intends to appoint a transfer agent and registrar for the Securities prior to the closing of this Offering, although the Offering is not contingent on such appointment. If the Company is unable to make such appointment prior to the closing, it will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends, except that if the Company declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless (in addition to the obtaining of any consents required elsewhere in Certificate of Incorporator) the holders of the Securities then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Securities in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Securities as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of Securities, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Securities determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the certain Securities original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Securities hereunder shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of Securities.

Voting and Control

The Investors shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series Seed Preferred Stock Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such the Investor's subscription agreement, or otherwise, be construed to confer on any Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed Preferred Stock Instrument.

The Company is a party to a certain Voting Agreement dated as of March 12, 2021 (the "**VA**"), under which the Company, certain investors, certain keyholders and certain stockholders agreed to, among other things (i) voting provisions regarding the Company's board of directors; (ii) voting provision to increase authorize common stock of the Company; (iii) a drag-along right; and (iv) the implementation of a certain proxy and power of attorney for matters related to such agreement. The Company also is a party to a certain Investors' Rights Agreement dated as of March 12, 2021 (the "**IRA**"), under which the Company granted to certain investors certain registration rights under Form S-1 and Form S-3, certain indemnification rights, and certain information rights, such as information rights and periodic delivery of financial statements and a right of first offer for certain future stock issuances. Lastly, the Company also is a party to a certain Right of First Refusal and Co-Sale Agreement, dated as of March 12, 2021 (the "**ROFR**"), under which the Company, certain investors and certain keyholders agreed to, among other things (i) a right of first refusal, (ii) a right of co-sale, (iii) transfers exempted from the right of first refusal and co-sale, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

The Company intends for the Custodian to execute the Voting Agreement, IRA and the ROFR on behalf of each Investor, and the Custodian shall become bound by the terms and conditions thereof, except that the Custodian shall (i) vote any Shares (as defined in the VA) held by the Custodian in the same proportion as the Key Holders (as defined in the VA) vote their respective Shares (as defined in the VA) under the VA; (ii) waive any right of co-sale under Section 2.2 of the ROFR; and (iii) waive any right of a Major Investor (as defined in the IRA) under the IRA.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company, other than as set forth in the Certificate of Incorporation.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as otherwise provided in the Certificate of Incorporation.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the offering, the issuer shall pay a cash fee comprised of: six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) and four percent (4%) of any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000).

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and three million dollars ($2,000,000.01 - $3,000,000).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/Garrett Gee
	(Signature)
	Garrett Gee
	(Name)
	Chief Executive Officer
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Garrett Gee
	(Signature)
	Garrett Gee
	(Name)
	Director
	(Title)
	May 21, 2021
	(Date)
	/s/Kirk Ouimet
	(Signature)
	Kirk Ouimet
	(Name)
	Director
	(Title)
	May 21, 2021
	(Date)

/s/ Aviad Eyal
_____
(Signature)

Aviad Eyal
_____
(Name)

Director
_____
(Title)

May 21, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

THE BUCKET LIST STUDIOS INC.

Audited Financial Statements for the

Short Year Ending December 31, 2020 (Inception 12/23/2020)



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
The Bucket List Studios, Inc.

We have audited the accompanying balance sheets of The Bucket List Studios, Inc. as of December 31, 2020, and the related statements of income, stockholder's equity, and cash flows for the short year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Bucket List Studios, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 12, 2021
Vincenzo Mongio

THE BUCKET LIST STUDIOS INC.
BALANCE SHEET
For the Period Ending December 31, 2020

ASSETS	2020
Current Assets:	
Other Current Assets	675
Total Current Assets	675
TOTAL ASSETS	675
LIABILITIES AND STOCKHOLDERS' EQUITY	
TOTAL LIABILITIES	-
Stockholders' Equity:	
Common Stock, $0.0001 par value, 10,000,000 shares authorized	675
6,750,000 shares issued and outstanding	
as of December 31, 2020	
Additional Paid in Capital	-
Retained earnings	-
Net Income	-
Total Stockholders' Equity	675
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	675

THE BUCKET LIST STUDIOS INC.
STATEMENT OF OPERATIONS
For the Period December 23, 2020 through December 31, 2020

	2020
Revenues	-
Gross Profit (Loss)	-
Operating Expenses	-
Total Operating Expenses	-
Operating Income (Loss)	-
Other Expenses	-
Net Profit (Loss)	-

THE BUCKET LIST STUDIOS INC.
Statement Of Stockholders' Equity
For the Period Ending December 31, 2020

	Common Stock (Shares)	Common Stock (Value)	Stock Options	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance as of December, 22, 2020						
Issuance of Common Stock	6,750,000	675				675
Net Income (Loss)						
Balance as of December, 31, 2020	6,750,000	675				675

THE BUCKET LIST STUDIOS INC.
STATEMENT OF CASH FLOWS
For Year Ending December 31, 2020

	2020
Operating Activities	
Net Income (Loss)	-
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Increase (Decrease) in Other Current Assets	(675)
Net cash used in operating activities	(675)
Investing Activities	
Net change in cash from investing activities	-
Financing Activities	
Issuance of membership units	675
Net change in cash from financing activities	675
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-

THE BUCKET LIST STUDIOS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

THE BUCKET LIST STUDIOS INC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on December 23, 2020. The Company is a media technology company focusing on creating technology to drive innovation in media creation, distribution, and consumption. The Company's headquarters are in Meridian, ID. The company began operations in 2020.

As of December 31, 2020, the Company had no working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funds from private investors (see Note 9), funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Risks and Uncertainties

The Company has a limited operating history. Factors beyond the Company's control could cause fluctuations in its performance. Changes in economic conditions, market competition and consumer demand could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

As of December 31, 2020 and through April 12, 2021, the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had no cash on hand.

NOTE 3 – CURRENT ASSETS

As of December 31, 2020, the Company had current assets of $675, which consisted of money receivable from the founders to pay for shares of Common Stock that were issued to them.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.0001 par value. The shares of Common Stock authorized to be sold and issued by the Company will be offered and sold in accordance with the terms of the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended or any other applicable exemption.

In 2020, the Company issued 6,750,000 shares of common stock to its two founders, priced at $0.0001 per share for a total of $675. As of December 31, 2020, the Company had 6,750,000 shares of common stock outstanding.

NOTE 6 – EQUITY-BASED COMPENSATION

In December 2020, the Company adopted a 2021 Equity Incentive Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 750,000 shares of common stock. The 2021 Plan was implemented for the purpose of providing incentive and nonstatutory stock options and certain other stock awards to employees, directors and consultants of the Company and affiliates of the Company.

Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date based on the most recent 409a valuation. Stock awards generally vest over four years. As of December 31, 2020, no stock option awards were granted.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and has not made a profit since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

NOTE 9 – SUBSEQUENT EVENTS

Amended and Restated Articles of Incorporation

The Company filed an Amended and Restated Certificate of Incorporation as of March 10, 2021. As part of the amendment, the total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,000,000 shares of Common Stock, $0.0001 par value per share and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders. As of December 31, 2020, the Company had 0 shares of preferred stock outstanding.

Amended 2021 Equity Incentive Plan

The Company filed an Amended 2021 Equity Incentive Plan on March 10, 2021, which permits the grant or option of shares to its employees for up to 891,508 shares of common stock, revised from the original 750,000 shares allocated.

Series Seed Financing - Issuance of Preferred Stock

On March 12, 2021 the Company held a private round of financing. As part of the financing, 2,548,000 shares of the authorized and unissued Preferred Stock of the Corporation were designated "Series Seed Preferred Stock." As of March 15, 2021, the Company issued 1,768,996 shares of Series Preferred Stock at a price per share of $3.9259.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $3,058,292 in a Preferred Stock priced equity round. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $3,058,292 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Republic

Company Name The Bucket List Studios

Logo



Headline A small studio with BIG dreams to reinvent the cartoon

Hero Image



NOT
REASONS TO INVEST IN BUCKET LIST
STARTUPS ARE RISKY
FAMILY OVER BUSINESS
YOU CAN'T RUSH GREATNESS
MONEY IS NOT OUR GOAL

Tags B2C, Media & entertainment, $5M+ raised, Kids

Pitch text

Summary

- Interactive cartoon experience drawing upon real life and fantasy
- @thebucketlistfamily ranked #1 travel influencer in 2019
- Brand partners include Disney, Target, Google, Netflix, and more

Overview

A unique combination of fairytale and reality like never before

Meet **The Bucket List Family**. They're a world famous traveling family on a global adventure. They sold everything and left home for a vagabond journey across 100+ countries together. They've swam with Humpback whales in Tonga, had breakfast with giraffes in Kenya, all with their three kids in tote. Now they're creating a studio, starting off with a unique cartoon about their real life adventures. The storyline of The Bucket List Family will journey from country to country around the globe and each episode will feature local artists, writers and musicians!

THE BUCKET LIST FAMILY



Meet The Bucket List Family

The world famous traveling family on a global adventure.
They sold everything and left home for a vagabond journey to 100+ countries together!


REPORTED #1 TRAVEL INFLUENCER IN THE WORLD. – INFLUENTIAL 2019

*Influential x OMD Top 20 Influencer Audit by Vertical Report, March 2019

Traction

Ranked #1 travel influencer in the world

Since starting their journey, The Bucket List Family has reached millions of people across the globe, and was even ranked the **#1 travel influencer** in the world in 2019. They've also partnered with global brands like **Disney, Target, Pampers, Google, Lego, Capital One** and more.



Global brands that have trusted and partnered with The Bucket List Family.

Customers

The Bucket List Family is for families of all shapes, sizes, and backgrounds

The Bucket List Family said no to offers from traditional networks so that they could directly reach the audience that has supported them on their journey since the beginning. By choosing to build this studio independently, Bucket List will have creative freedom to focus on featuring cultures from around the world and what makes each one special. From the beginning, The Bucket List Family's existing YouTube channel and other social channels have been a source of inspiration, love, and peace to millions of families around the world.

Next Generation Audience

We said NO to traditional networks so we could say YES to:

Disney⁺ or Netflix – Episodic Journey.

TikTok – Viral animated short clips.

Instagram – Global community engagement.

YouTube – Behind the Scenes vlogs.

Global Events – The Real Bucket List Family



Market

Creative storytelling in the age of digital content

Demand for quality educational content is at an all-time high in the era of distance learning and working from home. Online streaming services are competing to acquire or partner with the best content and creators. The Bucket List Family has the opportunity to potentially be featured on any of the major streaming platforms, capitalizing on relationships already created and establishing new ones as they enter into this industry and continue to grow their reputation and brand.


The Time is NOW
Quality educational content is at an all-time high demand due to distance learning and working from home. Online streming services are competing to acquire or partner with the best content and creators.
YouTube
Disney+
hulu
HBO max
Paramount+
peacock
prime video
tv+

Competition

Reinventing the way we cartoon

The Bucket List Studios isn't just creating a show—**we're creating an experience**. Each episode will be interactive, driving growth and learning through activities, educational content and global stories. Not only that, but we are developing new software to bring a new age of animation to life! As a young independent studio, we have the freedom to think differently and reinvent the way the world experiences cartoons.

Vision

The Bucket List Studios can be the next Pixar

We love Pixar and the way they forever changed the world of cartoons through the development of new animation technologies. We are creating the next Pixar by becoming a **nimble animation studio focused on inspirational stories from around the world.** We will judge our own success on how well our content, products, and services inspire people around the world to open their hearts, come together, and try new experiences with the people they love.

Inspiration Board

Above all, we will create meaningful stories that bring value to our audience and build a global community together.


CLASSIC STYLE. NEW TECH.
MAGICAL REALISM
CROSS CULTURAL
GOOD FOR THE SOUL
FULL FAMILY ADVENTURE
EDUCATION AND ENVIRONMENT
4 QUADRANT MUSIC, ART, STORIES
BLUE PLANET II
take a deep breath
NATURE AND WILDLIFE

The Bucket List Cartoon is only the beginning. We will use our studio and platform to bring about stories from the far reaches of the world that Western audiences have yet to explore. We will give a voice to the voiceless, and expand our global family to help humanity realize our similarities, and celebrate the differences that give our world variety.





Creating True Wealth and Value

The Bucket List Cartoon is only the beginning.
We're a young studio with BIG dreams!

Iconic Characters and Brand

Inspired by Disney. Slow cook timeless characters and storylines that will forever represent family, travel, culture, nature, and the goodness of humanity.

Merchandise Licensing

Peppa Pig was purchased by Hasbro for $4 Billion cash. The Bucket List Cartoon will naturally foster products that encourage travel, exploration, and family time.

New Technology and Software Development

Garrett's expertise is app and software development, having sold his app/technology to Snapchat for $54M. The studio will develop new technologies alongside production.

Investors

Previously raised $7M in a private round

After receiving interest from **Disney+, Netflix,** and **HBO Max,** we made the difficult decision to turn down a $10M offer and pursue this new venture independently. Thus far, we have successfully **raised $7M in a private round from VCs and accredited angels** and **sold equity in the form of Series Seed preferred shares.** Now, we are **currently raising Series A** from our global audience of like-minded dreamers to share our goals and vision. With your investment, we will be able to build our team and immediately begin production. Along the way we will continue licensing/acquisition meetings with Disney+ and Netflix.

The Roadmap Moving Forward

Founding team and key hires from Disney, Netflix, and Pixar.

▶ Funding from industry experts and Bucket List's community.

Begin hiring skillful team members.

Immediately begin production of pilot episode and season 1.

Continue licensing/acquisition meetings with Disney+, Netflix.



Founders

Dear potential investors, this is the beginning of something truly special, and I hope you'll choose to be a part of it. Not just this investment but a part of the Bucket List team, family, and our goals to better the world around us.

I'm aware of and ready for the responsibility that comes with taking money from investors. Those who truly know me understand the level of mindfulness by which I live my life and have no doubt that I'm going to dedicate everything inside me to making this company a success.

Becoming an investor in Bucket List isn't just a financial opportunity but something you can believe in and be proud of. My goal is not only to make this a financially positive investment, but something you can be deeply proud of as we work to create a company that provides jobs to many, happiness to millions, and spreads goodness throughout the world.

Sincerely,

Garrett Gee

Team

 Garrett Gee   Founder   Founder of The Bucket List Studios

 Jessica Gee   Founder   Founder of The Bucket List Studios

 Kirk Ouimet   CTO   CTO at The Bucket List Studios Inc.

Perks

FAQ

How do I earn a return?   We are using Republic's Crowd SPA security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

THE BUCKET LIST STUDIOS INC.

Subscription Agreement for
Beneficial Interest in Omnibus Series Seed Preferred Stock Instrument
Representing Economic Interest in
Series Seed Preferred Stock

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and The Bucket List Studios Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Series Seed Preferred Stock Instrument attached hereto as Exhibit A (the "**Omnibus Series Seed Preferred Stock Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in certain shares of the Company's Series Seed Preferred Stock (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Series Seed Preferred Stock Instrument issued by the Company to the custodian designated in the Omnibus Series Seed Preferred Stock Instrument, Prime Trust, LLC ("**Custodian**"), with the Custodian as legal record owner of the Series Seed Preferred Stock (the "**Beneficial Interest**", as defined and calculated in the Omnibus Series Seed Preferred Stock Instrument).

2. **General Terms and Conditions.**

(a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution and delivery of the Omnibus Series Seed Preferred Stock Instrument; (iv) Subscriber's execution and delivery of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as Exhibit B; (v) the Company's countersigning and delivery of this Agreement and the Omnibus Series Seed Preferred Stock Instrument to the Custodian; (vi) the Custodian's execution and delivery, on behalf of the Subscriber, of the Right of First Refusal and Co-Sale Agreement dated as of March 12, 2021 as an "Investor" for all purposes thereunder, in the form attached hereto as Exhibit C; (vii) the Custodian's execution and delivery, on behalf of the Subscriber, of Voting Agreement dated as of March 12, 2021, and the Adoption Agreement attached as Exhibit A thereto, as an "Investor" and "Stockholder" for all purposes thereunder, in the form attached hereto as Exhibit D; (viii) the Custodian's execution and delivery, on behalf of the Subscriber, of the Investors' Rights Agreement, dated as of March 12, 2021 as an "Investor" for all purposes thereunder, in the form attached hereto as Exhibit E; and (ix) the Custodian's execution and delivery, on behalf of the Subscriber, of the Series Seed Preferred Stock Purchase Agreement dated as of March 12, 2021, in the form attached hereto as Exhibit F.

(b) *Nature of Interest in Omnibus Series Seed Preferred Stock Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Series Seed Preferred Stock Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series Seed Preferred Stock Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed Preferred Stock Instrument, or (ii) any right to be deemed the legal record owner of the Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed Preferred Stock Instrument.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Series Seed Preferred Stock Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Series Seed Preferred Stock Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Series Seed Preferred Stock Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Series Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Series Seed Preferred Stock Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Series Seed Preferred Stock Instrument, including without limitation the transfer restrictions set forth in <u>Section 5</u> of the Omnibus Series Seed Preferred Stock Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Series Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Series Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Series Seed Preferred Stock Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Series Seed

Preferred Stock Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Series Seed Preferred Stock Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Series Seed Preferred Stock Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Series Seed Preferred Stock Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Series Seed Preferred Stock Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Series Seed Preferred Stock Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C, as amended, and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series Seed Preferred Stock Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest in Omnibus Series Seed Preferred Stock Instrument Representing Economic Interest in Series

Seed Preferred Stock in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Series Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber agrees, acknowledges, warrants and covenants that (1) the Custodian will and shall sign the (i) Right of First Refusal and Co-Sale Agreement dated as of March 12, 2021 (the "**ROFR**"), (ii) Voting Agreement dated as of March 12, 2021 (the "**VA**"), (iii) Investors' Rights Agreement, dated as of March 12, 2021 (the "**IRA**") and (iv) Series Seed Preferred Stock Purchase Agreement dated as of March 12, 2021 (the "**SPA**") (collectively, the ROFR, VA, IRA and SPA, the "**Transaction Agreements**") as legal record owner of the Series Seed Preferred Stock; (2) the Subscriber shall have no rights under the Transaction Agreements; (3) the Subscriber hereby authorizes the Custodian to (A) covenant to vote any Shares (as defined in the VA) held by the Custodian in the same proportion as the Key Holders (as defined in the VA) vote their respective Shares (as defined in the VA) under the VA; (B) waive any right of co-sale under Section 2.2 of the ROFR; and (C) waive any right of a Major Investor (as defined in the IRA) under the IRA; and (D) the Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Series Seed Preferred Stock and the legal party to the Transaction Agreements.

(s) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Series Seed Preferred Stock, the Omnibus Series Seed Preferred Stock Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series Seed Preferred Stock and the legal party to the Transaction Agreements, and (i) shall be deemed an

"Investor" for all purposes under the ROFR; (ii) shall be deemed an "Investor" and "Stockholder" for all purposes under the VA, and the Adoption Agreement attached as Exhibit A thereto; (iii) shall be deemed an "Investor" for all purposes under the IRA, dated as of March 12, 2021; and (iv) shall be deemed a "Purchaser" for all purposes under the Series Seed Preferred Stock Purchase Agreement, dated as of March 12, 2021.

(t) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Series Seed Preferred Stock, the Omnibus Series Seed Preferred Stock Instrument and the Beneficial Interest in accordance herewith, shall (i) covenant to vote any Shares (as defined in the VA) held by the Custodian in the same proportion as the Key Holders (as defined in the VA) vote their respective Shares (as defined in the VA) under the VA; (ii) waive any right of co-sale under Section 2.2 of the ROFR; and (iii) waive any right of a Major Investor (as defined in the IRA).

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business as determined at the time of the filing of the demand for arbitration or Meridian, Idaho. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series Seed Preferred Stock Instrument), the Transaction Agreements and applicable law.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement, the Omnibus Series Seed Preferred Stock Instrument, the Transaction Agreements, and each of their respective Schedules, Exhibits, Appendices and any other documents appended, referenced, attached or incorporated thereto or therein, constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Series Seed

Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Series Seed Preferred Stock Instrument applicable to Holders.

(h) To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Agreement and the terms, conditions, covenants, representations or warranties of any Transaction Agreement, the terms, conditions, covenants, representations or warranties of the Transaction Agreements shall control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Title of Signatory (if Subscriber is not a natural person)

_____
Signature

_____
Print Name of Additional Signatory

_____
Title of Additional Signatory (if Subscriber is not a natural person)
Title of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
THE BUCKET LIST STUDIOS INC.	**PRIME TRUST, LLC,**
By: _____	By: _____
Name: Garrett Gee	Name:
Title: Chief Executive Officer	Title:
Date: _____	Date: _____
Address: 3828 West Vanderbilt Drive, Meridian, ID	Address:
Email: garrett@bucketlist.team	Email:

FORM OF OMNIBUS SERIES SEED PREFERRED STOCK INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THE BUCKET LIST STUDIOS INC.

OMNIBUS SERIES SEED PREFERRED STOCK INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[＿＿＿＿] (the "**Omnibus Series Seed Preferred Stock Instrument Amount**"), The Bucket List Studio Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), ＿＿＿＿ shares of the Company's Series Seed Preferred Stock, par value per share of $0.0001 (the "**Series Seed Preferred Stock**"), to be held by Prime Trust subject to the terms set forth below.

SEE SECTION 2 FOR CERTAIN ADDITIONAL DEFINED TERMS.

1.   Instrument

This Omnibus Series Seed Preferred Stock Instrument initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of shares of Series Seed Preferred Stock equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Series Seed Preferred Stock Instrument Amount; *times* (ii) the quotient of the Omnibus Series Seed Preferred Stock Instrument Amount *divided by* the $3.9259 (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company subject to the Company's Certificate of Incorporation, as amended and/or restated from time to time.

2.   Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Common Stock**" means the common stock, par value per share of $0.0001, of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the

United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Series Seed Preferred Stock Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Series Seed Preferred Stock Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Series Seed Preferred Stock Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Omnibus Series Seed Preferred Stock Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Omnibus Series Seed Preferred Stock Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable shares of Series Seed Preferred Stock pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Series Seed Preferred Stock Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Series Seed Preferred Stock Instrument and the Capital Stock.

4.   Prime Trust Representations

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Series Seed Preferred Stock Instrument and to perform its obligations hereunder. This Omnibus Series Seed Preferred Stock Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5.   Transfer Restrictions

(a)   During the Lock-up Period, and otherwise subject to Section 7(f), neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock.

Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Series Seed Preferred Stock Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Series Seed Preferred Stock Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS

OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the shares of Series Seed Preferred Stock, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the shares of Series Seed Preferred Stock represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of shares of Series Seed Preferred Stock subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the shares of Series Seed Preferred Stock, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the shares of Series Seed Preferred Stock, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the shares of Series Seed Preferred Stock as may be required by, or as is consistent with, the provisions of the articles of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the shares of Series Seed Preferred Stock, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the shares of Series Seed Preferred Stock as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such shares of Series Seed Preferred Stock. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the shares of Series Seed Preferred Stock for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting, or consent in lieu of a meeting, at which the holders of the shares of Series Seed Preferred Stock are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting or other form of consent in lieu of a meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of Series Seed Preferred Stock shall be exercised by Prime Trust, and that Prime Trust shall exercise such voting or consent rights by voting the shares held by it in accordance with the Voting Agreement, dated as of March 12, 2021 (the "**VA**"), as amended and/or restated from time to time in accordance therewith, in the same way as the Key Holders (as defined in the VA) vote their respective shares under the VA. Prime Trust will not exercise any discretion in voting any of the shares of Series Seed Preferred Stock represented by the Beneficial Interests.

7. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Series Seed Preferred Stock Instrument for Series Seed Preferred Stock in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Omnibus Series Seed Preferred Stock Instrument and any shares of Capital Stock issued pursuant to the terms of this Omnibus Series Seed Preferred Stock Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Series Seed Preferred Stock Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Series Seed Preferred Stock Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Series Seed Preferred Stock Instrument shall be considered legal record holder of the Series Seed Preferred Stock and any shares of securities convertible therefrom, including the Common Stock.

(f)   Neither this Omnibus Series Seed Preferred Stock Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Omnibus Series Seed Preferred Stock Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Series Seed Preferred Stock Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Subject to Section 5, this Omnibus Series Seed Preferred Stock Instrument and any rights herein, including the Beneficial Interest, shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series Seed Preferred Stock Instrument), the Transaction Agreements and applicable law.

(g)   In the event any one or more of the terms or provisions of this Omnibus Series Seed Preferred Stock Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Series Seed Preferred Stock Instrument operate or would prospectively operate to invalidate this Omnibus Series Seed Preferred Stock Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Series Seed Preferred Stock Instrument and the remaining terms and provisions of this Omnibus Series Seed Preferred Stock Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Series Seed Preferred Stock Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Series Seed Preferred Stock Instrument or the Transaction Agreements, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business as determined at the time of the filing of the demand for arbitration or Meridian, Idaho. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Series Seed Preferred Stock Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Series Seed Preferred Stock Instrument, the terms of this

Omnibus Series Seed Preferred Stock Instrument will control.

(l)   Prime Trust shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series Seed Preferred Stock and the legal party to the Transaction Agreements, and (i) shall be deemed an "Investor" for all purposes under the Right of First Refusal and Co-Sale Agreement dated as of March 12, 2021 (the "**ROFR**"); (ii) shall be deemed an "Investor" and "Stockholder" for all purposes under the VA, and the Adoption Agreement attached as Exhibit A thereto; (iii) shall be deemed an "Investor" for all purposes under the Investors' Rights Agreement, dated as of March 12, 2021 (the "**IRA**"); and (iv) shall be deemed a "Purchaser" for all purposes under the Series Seed Preferred Stock Purchase Agreement, dated as of March 12, 2021 (the "**SPA**" and together with the ROFR, Voting Agreement and IRA, the "**Transaction Agreements**").

(m)   Notwithstanding anything to the contrary in this Omnibus Series Seed Preferred Stock Instrument or the Transaction Agreements, Prime Trust shall, and hereby does, (i) covenant to vote any Shares (as defined in the Voting Agreement) held by Prime Trust under this Omnibus Series Seed Preferred Stock Instrument in the same proportion as the Key Holders (as defined in the Voting Agreement) vote their respective Shares (as defined in the Voting Agreement) under the Voting Agreement; (ii) waive any right of co-sale under Section 2.2 of the ROFR; and (iii) waive any rights of a Major Investor (as defined in the IRA) under the IRA.

(n)   To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Omnibus Series Seed Preferred Stock Instrument and the terms, conditions, covenants, representations or warranties of any Transaction Agreement, the terms, conditions, covenants, representations or warranties of the Transaction Agreements shall control.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Series Seed Preferred Stock Instrument to be duly executed and delivered.

THE BUCKET LIST STUDIOS INC.

By: _____
    Name: Garrett Gee
    Title: Chief Executive Officer
    Address: 3828 West Vanderbilt Drive, Meridian, ID
    Email: garrett@bucketlist.team

PRIME TRUST, LLC,
Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

_____
Title of Signatory (if Subscriber is not a
natural person)

By: _____
Signature

_____
Print Name of Additional Signatory

_____
Title of Signatory (if Subscriber is not a
natural person)

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Prime Trust New Account Agreement

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:

a.   This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.

b.   As a self-directed Account, you acknowledge and agree that:

   i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.

   ii.   Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.

   iii.   Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:

The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute discretion.

4. ASSETS AND CUSTODY:
a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.
b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.
c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.
d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.
e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.
f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:
a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. **ELECTRONIC STATEMENTS ELECTION:**
Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:
a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime

Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv. Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF

LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1. Disclaimer of Liability and Consequential Damages.
    CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.
2. Cap on Liability.
    ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.
3. General Indemnification.
    Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any

breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. **The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.**

4. Limitation on Prime Trust's Duty to Litigate.
Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because: (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of _____ by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Scott Purcell
Title: Chief Trust Officer

Exhibit C

[Right of First Refusal and Co-Sale Agreement]


**RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT**


THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of March 12, 2021 by and among **The Bucket List Studios Inc.** , a Delaware corporation (the "**Company**"), the Investors (as defined below) listed on **Schedule A** and the Key Holders (as defined below) listed on **Schedule B**.


RECITALS:


A.   Each Key Holder is or may in the future be the beneficial owner of shares of Capital Stock, or of options to purchase Common Stock.

B.   The Company and the Investors are parties to that certain Series Seed Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**"), providing for the sale of shares of Series Seed Preferred Stock, par value $0.0001 per share ("**Series Seed Preferred Stock**").

C.   The Key Holders and the Company desire to further induce the Investors to purchase the Series Seed Preferred Stock.

The Company, the Key Holders and the Investors agree as follows:

1.   **Definitions**.

1.1   "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor. For the avoidance of doubt, Kivalina Two Limited, Aviad Eyal, and any funds managed by either of them at any time (collectively "**Entrée Capital**") shall be deemed Affiliates.

1.2   "**Board of Directors**" means the board of directors of the Company.

1.3   "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4   "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5   "**Common Stock**" means shares of Common Stock of the Company, $0.0001 par value per share.

1.6   "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7   "**DPA**" means Section 721 of the Defense Production Act, as amended, including all implementing regulations thereof.

1.8   "**DPA Triggering Rights**" means (i) "control" (as defined in the DPA); (ii) access to any "material non-public technical information" (as defined in the DPA) in the possession of the Company; (iii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iv) any involvement, other than through the voting of shares, in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company "critical technology" (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA).

1.9   "**Foreign Person**" means either (i) a Person or government that is a "foreign person" within the meaning of the DPA or (ii) a Person through whose investment a "foreign person" within the meaning of the DPA would obtain any DPA Triggering Rights.

1.10   "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.11   "**Investors**" means the persons named on **Schedule A** hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.11 and any one of them, as the context may require.

1.12   "**Key Holders**" means the persons named on **Schedule B** hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.9 or 6.17 and any one of them, as the context may require.

1.13   "**Preferred Stock**" means, collectively, shares of the Series Seed Preferred Stock.

1.14   "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.15   "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.16   "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.17   "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.18 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20 "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.21 "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.22 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.23 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. **Agreement Among the Company, the Investors and the Key Holders**.

2.1 **Right of First Refusal**.

(a) **Grant**. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) **Notice**. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b) (or by compliance with the Bylaws as provided in the next sentence). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the Company and the

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Key Holder acknowledge and agree that the terms of the Bylaws shall control and compliance with the Bylaws shall be deemed compliance with Section 2.1(a) and this Section 2.1(b).

(c)   **Grant of Secondary Refusal Right to the Investors**. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   **Undersubscription of Transfer Stock**. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and 2.1(c) with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   **Consideration; Closing**. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2   **Right of Co-Sale**.

(a)   **Exercise of Right**. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) **Shares Includable**. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) **Purchase and Sale Agreement**. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) **Allocation of Consideration**.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), *provided* that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) **Purchase by Selling Key Holder; Deliveries**. Notwithstanding Section 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); *provided, however*, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) **Additional Compliance**. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

 2.3 **Effect of Failure to Comply**.

(a) **Transfer Void; Equitable Relief**. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) **Violation of First Refusal Right**. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

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(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

2.4 Limitation on Foreign Person Investors. Notwithstanding the covenants set forth in this Section 2, no Investor that is a Foreign Person shall be permitted to obtain greater than 9.9% of the outstanding voting shares of the Company.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, *provided* that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse or domestic partner) (all of the foregoing collectively referred to as "family members"), or any other person approved by the unanimous consent of the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members or (e) to the sale by the Key Holder of up to 10% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; *provided* that in the case of clause(s) (a), (c), (d) or (e), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and *provided further* in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3   Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; or (c) any Foreign Person that pursuant to any such transfer would acquire any DPA Triggering Rights, unless otherwise approved by the Board of Directors.

4.   Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with a legend substantially similar to the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.   Lock-Up.

5.1   Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed l80 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules or any successor provisions or amendments thereto, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Key Holders if all officers, directors and holders of more than 1% of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Series Seed Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2   Stop Transfer Instructions.   In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.   Miscellaneous.

6.1   Term.   This Agreement shall automatically terminate upon the earliest of (a) immediately prior to the consummation of the IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2   Stock Split.   All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3   Ownership.   Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4   Dispute Resolution.   The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.   All communications shall be sent to the respective parties at their address as set forth on **Schedule A** or **Schedule B** hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5.   If notice is given to the Company, it shall be sent to PO Box 791300 Paia, Maui, Hawaii 96779, *Attention*: Garrett Burton Gee; and a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304, *Attention*: Matthew S. Bartus.

(b)   **Consent to Electronic Notice**. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   **Entire Agreement**. This Agreement (including the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7   **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8   **Amendment; Waiver and Termination**. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, (iv) an amendment, modification, termination to or waiver of the last sentence of Section 1.1 and this clause (iv) of this Section 6.8 shall require the written consent of Entrée

10.

Capital so long as Entrée Capital holds any shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), (v) **Schedule A** hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto, and (vi) **Schedule B** hereto may be amended by the Company from time to time to add information regarding additional Key Holders pursuant to Section 6.17 without the written consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

> **6.9** **Assignment of Rights**.

>> **(a)** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

>> **(b)** Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

>> **(c)** The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 127,359 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

>> **(d)** Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

> **6.10** **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

> **6.11** **Additional Investors**. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series Seed Preferred Stock after the date hereof, any purchaser of such shares of Series Seed Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

243438963 v5

6.12   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15   Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.16   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17   Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to Garrett Burton Gee or Kirk Roy Ouimet (or any entity in which a Key Holder is the sole stockholder or member), the Company shall, as a condition to such issuance, cause such person or entity to execute a counterpart signature page hereto as a Key Holder, and such person or entity shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18   Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of **Exhibit A** hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Remainder of Page Intentionally Left Blank]

243438963 v5

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

The Bucket List Studios Inc.

DocuSigned by:

By: Garrett Gee

D5F61E610DD3427...

Garrett Gee, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

KEY HOLDER:

DocuSigned by:

Garrett Gee

D5F61E610DD3427...

Garrett Gee

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.


KEY HOLDER:


Ouimet Holdings LLC

By: _Kirk Ouimet_ _____

DocuSigned by:

B481EAD7C4A24FD...

Kirk Ouimet, Manager

The parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR:

By: _____

Name: _____
Title: _____

Signature Page to Right of First Refusal and Co-Sale Agreement

SCHEDULE A

INVESTORS

SCHEDULE B

KEY HOLDERS

Name	Address	Email
Garrett Burton Gee	PO Box 791300 Paia, Hawaii 96779	garrett@thebucketlistfamily.com
Ouimet Holdings LLC	62 W 220 S. Orem, Utah 84058	kirk@kirkouimet.com

Schedule B-1

EXHIBIT A

CONSENT OF SPOUSE

I, [_____], spouse of [_____], acknowledge that I have read the Right of First Refusal and Co-Sale Agreement, dated as of March 12, 2021, to which this Consent is attached as **Exhibit A** (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the [__] day of [_____, _____].

_____
Signature

_____
Print Name

A-1

[Voting Agreement]

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made as of March 12, 2021, by and among **The Bucket List Studios Inc.**, a Delaware corporation (the "**Company**"), each holder of the Series Seed Preferred Stock (as defined below) (referred to herein as the "**Preferred Stock**") listed on **Schedule A** (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company (and holders of options to acquire shares of the capital stock of the Company) listed on **Schedule B** (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS:

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series Seed Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of Series Seed Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed Preferred Stock**"), and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B.   The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "**Preferred Director**"); (b) the holders of record of the shares of common stock, $0.0001 par value per share, of the Company ("**Common Stock**"), exclusively and as a separate class, shall be entitled to elect three directors of the Company (the "**Common Directors**"); and (c) the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered in connection with, an acquisition of the Company or an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

The parties agree as follows:

1.   **Voting Provisions Regarding the Board**

1.1   **Size of the Board**. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   **Board Composition**. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a)   As the Preferred Director, one person designated from time to time by Kivalina Two Limited, Aviad Eyal, and any funds managed by either of them at any time, which shall be deemed Affiliates (as defined below) of each other, (collectively "**Entrée Capital**") for so long as such Stockholder and its Affiliates continue to own beneficially any shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Avi Eyal; and

(b)   As the Common Directors, three individuals designated from time to time by the holders of a majority of the shares of Common Stock held by the Founders (including any entity in which a Founder is the sole stockholder or member), which individuals shall initially be Garrett Burton Gee, Kirk Roy Ouimet, and there shall be one vacancy; and

To the extent that any of clauses (a) through (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

For purposes of this Agreement, each of Garrett Burton Gee and Kirk Roy Ouimet shall be considered a "**Founder**" (and collectively, the "**Founders**") for so long each is providing services to the Company as an officer, employee or consultant.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still willing to serve as provided herein and otherwise, and provided such individual has not been removed as provided herein, such Board seat shall remain vacant.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Sections 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any Person(s) entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

        1.5   **No Liability for Election of Recommended Directors**. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

        1.6   **No "Bad Actor" Designees**. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

        2.   **Vote to Increase Authorized Common Stock**. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

        3.   **Drag-Along Right**.

        3.1   **Definitions**. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

        3.2   **Actions to be Taken**. In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock held by the Founders (including any entity in which a Founder is the sole stockholder or member) voting as a separate class (collectively, (i) and (iii) are the "**Electing Holders**") approve a Sale of the Company (which approval by the Electing Holders is in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

        (a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative

4.

or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 **Conditions**. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(d) if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Section 3.3(d) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 **Restrictions on Sales of Control of the Company**. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate elect to allocate the consideration differently by written notice given to the Company at least 10 days prior to the effective date of any such transaction or series of related transactions.

4.   **Remedies**.

4.1   **Covenants of the Company**. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2   **Irrevocable Proxy and Power of Attorney**. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and the designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of Sections 2 and 3 of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company and the designee of the Selling Investors to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   **Specific Enforcement**. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4   **Remedies Cumulative**. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   **"Bad Actor" Matters**.

5.1   **Definitions**. For purposes of this Agreement:

(a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 **Representations**.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3 **Covenants**. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. **Term**. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan

7.

or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, *provided* that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7.   **Miscellaneous**.

    7.1   Additional Parties.

      (a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series Seed Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as **Exhibit A**, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

      (b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to being issued such shares, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as **Exhibit A**, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

    7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering (i) an Adoption Agreement substantially in the form attached hereto as **Exhibit A,** or (ii) a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as an Investor and Stockholder, or Key Holder and Stockholder, as applicable**.** Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12.

    7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 **Governing Law**. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 **Notices**.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on **Schedule A** or **Schedule B** hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, it shall be sent to PO Box 791300 Paia, Maui, Hawaii 96779, *Attention*: Garrett Burton Gee; and a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304 , *Attention*: Matthew S. Bartus.

(b) **Consent to Electronic Notice**. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 **Consent Required to Amend, Modify, Terminate or Waive.** This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the holders of a majority of the Shares then held by the Founders (including any entity in which a Founder is the sole stockholder or member); and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the provisions of Section 1.2(a), and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of Entrée;

(c) the provisions of Section 1.2(b), the definition of "Founders" in the last sentence of Section 1.2, and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the holders of a majority of the shares of Common Stock held by the Founders (including any entity in which a Founder is the sole stockholder or member);

(d) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(e) **Schedules A** and **B** hereto may be amended by the Company from time to time in accordance with (i) Section 1.3 of the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) or (ii) Sections 7.1 and 7.2 to add information about additional parties or permitted transferees without the consent of the other parties hereto; and

(f) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

10.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or

11.

immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

        7.17   **Costs of Enforcement**. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

        7.18   **Aggregation of Stock**. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

        7.19   **Spousal Consent**. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of **Exhibit B** hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.


[Remainder of page Intentionally Left Blank]


IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

The Bucket List Studios Inc.

By: _Garrett Gee_
DocuSigned by:
D5F61E610DD3427...

Garrett Gee, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDER:

DocuSigned by:

Garrett Gee

D5F61E610DD3427...

Garrett Gee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDER:

Ouimet Holdings LLC

By: _Kirk Ouimet_
DocuSigned by:
B481EAD7C4A24FD...
Kirk Ouimet, Manager

The parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

By: _____

Name: _____
Title: _____

Signature Page to Voting Agreement

SCHEDULE A

INVESTORS

SCHEDULE B

KEY HOLDERS

Name	Address	Email
Garrett Burton Gee	PO Box 791300 Paia, Hawaii 96779	garrett@thebucketlistfamily.com
Ouimet Holdings LLC	62 W 220 S. Orem, Utah 84058	kirk@kirkouimet.com

Schedule B-1

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of March 12, 2021 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   **Acknowledgement**. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

> As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

> As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

> As a new Investor in accordance with Section 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

> In accordance with Section 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   **Agreement**. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   **Notice**. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **THE BUCKET LIST STUDIOS INC.**
    Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Facsimile Number: _____

A-1

EXHIBIT B

CONSENT OF SPOUSE

I, [_____], spouse of [_____], acknowledge that I have read the Voting Agreement, dated as of March 12, 2021, to which this Consent is attached as **Exhibit B** (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_____   _____
                                                                            [*Name of Key Holder's Spouse*]

243430060 v5

[Investors' Rights Agreement]

**INVESTORS' RIGHTS AGREEMENT**

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of March 12, 2021, by and among The Bucket List Studios Inc., a Delaware corporation (the "**Company**"), each of the investors listed on **Schedule A** hereto, each of which is referred to in this Agreement as an "**Investor**", and each of the stockholders listed on **Schedule B** hereto, each of whom is referred to herein as a "**Key Holder**" and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

**RECITALS:**

A.   The Company and the Investors are parties to that certain Series Seed Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**").

B.   In order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors, the Key Holders and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register shares of Common Stock issuable to the Investors, to receive certain information from the Company, and to participate in future equity offerings by the Company, and shall govern certain other matters as set forth in this Agreement.

The parties agree as follows:

1.   **Definitions**. For purposes of this Agreement:

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person. For the avoidance of doubt, Kivalina Two Limited, Aviad Eyal, and any funds managed by either of them at any time (collectively "**Entrée Capital**") shall be deemed Affiliates.

1.2   "**Board of Directors**" means the board of directors of the Company.

1.3   "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4   "**Common Stock**" means shares of the Company's common stock, par value $0.0001 per share.

1.5   "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the development of cartoon, comic and animated works of authorship, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "**DPA**" means Section 721 of the Defense Production Act, as amended, including all implementing regulations thereof.

1.10 "**DPA Triggering Rights**" means (i) "control" (as defined in the DPA); (ii) access to any "material non-public technical information" (as defined in the DPA) in the possession of the Company; (iii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iv) any involvement, other than through the voting of shares, in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company "critical technology" (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA).

1.11 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.12 "**FOIA Party**" means a Person that, in the reasonable determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.13 "**Foreign Person**" means either (i) a Person or government that is a "foreign person" within the meaning of the DPA or (ii) a Person through whose investment a "foreign person" within the meaning of the DPA would obtain any DPA Triggering Rights.

1.14 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.15 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.16 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.17 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.18 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.19 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.20 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.21 "**Key Employee**" means Garret Burton Gee and Kirk Roy Ouimet.

1.22 "**Key Holder Registrable Securities**" means (i) the shares of Common Stock held by the Key Holders (or entity in which a Key Holder is the sole stockholder or member), and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares.

1.23 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 382,077 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof). Entrée Capital shall always be deemed to be a Major Investor so long as Entrée Capital holds 382,077 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof) except with respect to Section 3.1 in which case Entrée Capital shall always be deemed a Major Investor so long as Entrée Capital holds any shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.24 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.25 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.26 "**Preferred Stock**" means, collectively, shares of Series Seed Preferred Stock.

1.27 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (iii) the Key Holder Registrable Securities, *provided, however*, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of Sections 2.1 (and any other applicable Section with respect to registrations under Section 2.1), 2.10, 3.1, 3.2, 4.1 and 6.6; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.28 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.29 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.30 "**SEC**" means the Securities and Exchange Commission.

1.31 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.32 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.33 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.34 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.35 "**Series Seed Director**" means any director of the Company that the holders of record of the Series Seed Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.36 "**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.0001 per share.

2. **Registration Rights**. The Company covenants and agrees as follows:

2.1 **Demand Registration**.

(a) **Form S-1 Demand**. If at any time 180 days after the of the effective date of the registration statement for the IPO, the Company receives a request from Holders of 50% of the

Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least 40% of the Registrable Securities then outstanding covering the registration of Registrable Securities with an anticipated aggregate offering price, net of Selling Expenses, of at least $10 million, then the Company shall (x) within 10 days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

    (b) **Form S-3 Demand**. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least 20% of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $3 million, then the Company shall (i) within 10 days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

    (c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because it would be materially detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore necessary to defer the filing of such registration statement, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 120 days after the request of the Initiating Holders is given; *provided, however*, that the Company may not invoke this right more than once in any 12 month period.

    (d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, *provided* that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, *provided* that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12 month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the

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registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); *provided*, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 **Company Registration**. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 **Underwriting Requirements**.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; *provided, however*, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including

Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, (ii) the number of Registrable Securities included in the offering be reduced below 20% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering or (iii) notwithstanding (ii) above, any Registrable Securities which are not Key Holder Registrable Securities be excluded from such underwriting unless all Key Holder Registrable Securities are first excluded from such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c)   For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4   **Obligations of the Company**. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; *provided, however*, that such 120 day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)	use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; *provided* that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)	use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)	provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)	promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)	notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)	after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5	**Furnish Information**. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6	**Expenses of Registration**. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the

Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; *provided, however*, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and *provided further* that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Section 2.8(b) and

2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; *provided, however*, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; *provided, however*, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and *provided further* that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that the foregoing provisions shall control as to

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any matter provided for or addressed thereby that is not provided for or addressed by the underwriting agreement.

(f)   Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9   **Reports Under Exchange Act**. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the earlier of the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10   **Limitations on Subsequent Registration Rights**. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; *provided* that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11   **"Market Stand-off" Agreement**. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180

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days in the case of the IPO), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the Immediate Family Member of the Holder, *provided* that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and *provided further* that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Series Seed Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

2.12   Restrictions on Transfer.

(a)   The Series Seed Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Series Seed Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate, instrument, or book entry representing (i) the Series Seed Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; *provided* that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation;

(b) such time after consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration;

(c) the fifth anniversary of the IPO.

3.   Information Rights.

3.1   Delivery of Financial Statements. The Company shall deliver to each Major Investor, *provided* that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company:

(a) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year; and

(b) as soon as practicable, but in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of

243811991 v5

the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided* that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 **Inspection**. The Company shall permit each Major Investor, *provided* that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company, at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; *provided, however*, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 **Termination of Information**. The covenants set forth in Section 3.1 and Section 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.4 **Confidentiality**. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, *provided* that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, regulation, rule, court order or subpoena, *provided* that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.5 **Limitation on Foreign Person Investors**. Notwithstanding the covenants set forth in Section 3.1 and Section 3.2, the Company shall not provide any Investor that is a Foreign Person access to any "material non-public technical information" within the meaning of the DPA.

3.6 **Waiver of Statutory Information Rights**. Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "*Beneficial Owner*"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 3.1 and 3.2 of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

4. **Rights to Future Stock Issuances**.

4.1 **Right of First Offer**. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); *provided* that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "**Investor**" under each such agreement (*provided* that any Competitor or FOIA Party shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Major Investor holding the fewest number of Series Seed Preferred Stock and any other Derivative Securities.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Series Seed Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

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(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d)   The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Series Seed Preferred Stock to Additional Purchasers pursuant to Section 1.3 of the Purchase Agreement.

(e)   Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within 30 days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have 20 days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities.

4.2   Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

4.3   Limitation on Foreign Person Investors. Notwithstanding the covenants set forth in Section 4.1, no Investor that is a Foreign Person shall be permitted to obtain greater than nine and nine-tenths percent (9.9%) of the outstanding voting shares of the Company.

5.   **Additional Covenants**.

5.1   Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.2   Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.3   CFIUS and Foreign Person Limitations.

243811991 v5

(a) Unless otherwise approved by the Board of Directors, the Company will not provide to any Foreign Person any DPA Triggering Rights. No Investor who is a Foreign Person shall be permitted to obtain any DPA Triggering Rights or a voting equity interest in the Company that exceeds nine and nine-tenths percent (9.9%) of the Company's total voting securities pursuant to the Purchase Agreement, Section 4 of this Agreement, or otherwise, including by way of any secondary transaction(s), without the approval of the Board of Directors.

(b) Each Investor covenants that it will notify the Company in advance of permitting any Foreign Person affiliated with Investor, whether affiliated as a limited partner or otherwise, to obtain through Investor any DPA Triggering Rights.

5.4 **Termination of Covenants**. The covenants set forth in this Section 5, except for Section 5.2, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

6. **Miscellaneous**.

6.1 **Successors and Assigns**. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (a) is an Affiliate of a Holder; (b) is a Holder's (or an Affiliate of the Holder's) Immediate Family Member or trust for the benefit of an individual Holder (or Affiliate of the Holder) or one or more of such Holder's (or an Affiliate of the Holder's) Immediate Family Members; or (c) after such transfer, holds at least 127,359 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (i) that is an Affiliate or stockholder of a Holder; (ii) who is a Holder's (or an Affiliate of the Holder's) Immediate Family Member; or (iii) that is a trust for the benefit of an individual Holder (or an Affiliate of the Holder) or such Holder's (or an Affiliate of the Holder's) Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 **Governing Law**. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or

17.

other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4   **Titles and Subtitles**. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5   **Notices**.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on **Schedule A** or **Schedule B** (as applicable) hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to PO Box 791300 Paia, Maui, Hawaii 96779, *Attention*: Garrett Burton Gee; and a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304, *Attention*: Matthew S. Bartus.

(b)   **Consent to Electronic Notice**. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted Electronic Notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   **Amendments and Waivers**. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; *provided* that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and *provided further* that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction), (b) an amendment, modification, termination to or waiver of Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this

Section 6.6) shall require only the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors, and (c) an amendment, modification, termination to or waiver of the last sentence of Section 1.1, the last sentence of Section 1.23, and this clause (c) of this Section 6.6 shall require the written consent of Entrée Capital so long as Entrée Capital holds any shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof). Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of at least a majority of the Registrable Securities held by the Key Holders. Notwithstanding the foregoing, **Schedule A** and **Schedule B** hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and **Schedule A** and **Schedule B** hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional parties who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7   **Severability**. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8   **Aggregation of Stock**. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9   **Additional Parties.**

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series Seed Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Series Seed Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

(b)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Common Stock or any warrant, option, right, or other security exercisable or convertible into Common Stock to Kirk Roy Ouimet or to any entity in which Garrett Burton Gee, Kirk Roy Ouimet or a Key Holder is the sole stockholder or member of, such entity may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Key Holder" for all purposes hereunder. No action or

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consent by the parties to this Agreement shall be required for such joinder to this Agreement by such person or entity, so long as such entity has agreed in writing to be bound by all of the obligations as a "Key Holder" hereunder.

6.10   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.12   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY:

The Bucket List Studios Inc.

DocuSigned by:

By: Garrett Gee

D5F61E610DD3427...

Garrett Gee, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

KEY HOLDER:

DocuSigned by:

Garrett Gee

D5F61E610DD3427...

Garrett Gee

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

KEY HOLDER:

Ouimet Holdings LLC

By: _Kirk Ouimet_
Kirk Ouimet, Manager

The parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTOR:

By: _____

Name: _____
Title: _____

Signature Page to Investors' Rights Agreement

SCHEDULE A

INVESTORS

SCHEDULE B

KEY HOLDERS

Name	Address	Email
Garrett Burton Gee	PO Box 791300 Paia, Hawaii 96779	garrett@thebucketlistfamily.com
Ouimet Holdings LLC	62 W 220 S. Orem, Utah 84058	kirk@kirkouimet.com

Schedule B-2

[Series Seed Preferred Stock Purchase Agreement]

SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of is made as of March 12, 2021, by and among The Bucket List Studios Inc., a Delaware corporation (the "**Company**") and the investors listed on <u>Exhibit A</u> attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1.   <u>Purchase and Sale of Preferred Stock</u>.

      1.1   <u>Sale and Issuance of Preferred Stock</u>.

      (a)   The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of <u>Exhibit B</u> attached to this Agreement (the "**Restated Certificate**").

      (b)   Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the applicable Closing that number of shares of Series Seed Preferred Stock, $0.0001 par value per share (the "**Series Seed Preferred Stock**"), set forth opposite each Purchaser's name on <u>Exhibit A</u>, at a purchase price of $3.9259 per share. The shares of Series Seed Preferred Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any Additional Shares, as defined below) shall be referred to in this Agreement as the "**Shares**."

      1.2   <u>Closing; Delivery</u>.

      (a)   The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

      (b)   At each Closing, the Company shall deliver to each Purchaser a certificate (electronic or physical) representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company as set forth on <u>Exhibit C</u>, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, including interest, or by any combination of such methods.

      1.3   <u>Sale of Additional Shares of Preferred Stock</u>.

      (a)   After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, any remaining authorized but unissued shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) of Series Seed Preferred Stock (the "**Additional 506(b) Shares**"), to one (1) or more purchasers in reliance on Rule 506(b) of Regulation D promulgated under the Securities Act (as defined below) (the "**Additional 506(b) Purchasers**") <u>provided</u> that each Additional 506(b) Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements.   <u>Exhibit A</u> to this

Agreement shall be updated to reflect the number of Additional 506(b) Shares purchased at each such Closing (each a "**506 (b) Closing**" and collectively, the "**506(b) Closings**") and the parties purchasing such Additional 506(b) Shares.

(b)   After the Initial Closing and all 506(b) Closings, the Company may sell, on the same terms and conditions as those contained in this Agreement, any remaining authorized but unissued shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) of Series Seed Preferred Stock (the "**Additional 506(c) Shares**" and with the Additional 506(b) Shares, the "**Additional Shares**"), to one (1) or more purchasers in reliance on Rule 506(c) of Regulation D promulgated under the Securities Act (the "**Additional 506(c) Purchasers**" and, with the Additional 506(b) Purchasers, the "**Additional Purchasers**"), provided that each Additional 506(c) Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional 506(c) Shares purchased at each such Closing and the parties purchasing such Additional 506(c) Shares.

1.4   Use of Proceeds. In accordance with the directions of the Board (as defined below), as it shall be constituted in accordance with the Voting Agreement, the Company will use the proceeds from the sale of the Shares for product development and other general corporate purposes.

1.5   Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b)   "**Board**" means the Board of Directors of the Company.

(c)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(d)   "**Company Intellectual Property**" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(e)   "**Indemnification Agreement**" means the agreement between the Company and the director designated by any Purchaser entitled to designate a member of the Board pursuant to the Voting Agreement, dated as of the date of the Initial Closing, in the form of Exhibit C attached to this Agreement.

(f)   "**Investors' Rights Agreement**" means the agreement among the Company and the Purchasers and certain other stockholders of the Company dated as of the date of the Initial Closing, in substantially the form of Exhibit E attached to this Agreement.

(g)   "**Key Employee**" means Garrett Gee and Kirk Ouimet.

(h)   "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of the following officers: Garrett Gee and Kirk Ouimet. Additionally, for purposes of Section 2.8, the Company shall be deemed to have "knowledge" of a patent right if the Company has actual knowledge of the patent right or would be found to be on notice of such patent right as determined by reference to United States patent laws.

(i)   "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

(j)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(k)   "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.2(b).

(l)   "**Right of First Refusal and Co-Sale Agreement**" means the agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in substantially the form of Exhibit attached to this Agreement.

(m)   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(n)   "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement.

(o)   "**Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in substantially the form of Exhibit attached to this Agreement.

2.   Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule delivered to the Purchasers, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 2, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

For purposes of these representations and warranties (other than those in Sections 2.2, 2.3, 2.4, 2.5, and 2.6), the term the "**Company**" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2   Capitalization.

(a)   The authorized capital of the Company consists, immediately prior to the Initial Closing, of:

(i)   20,000,000 shares of common stock, $0.0001 par value per share (the "**Common Stock**"), 6,750,000 shares of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii)   10,000,000 shares of Preferred Stock, 2,548,000 of which have been designated Series Seed Preferred Stock, none of which are issued and outstanding immediately prior to the Initial Closing. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(b)   The Company has reserved 891,508 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its Amended and Restated 2021 Equity Incentive Plan duly adopted by the Board and approved by the Company stockholders (the "**Stock Plan**"). Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, no options to purchase shares have been granted and are currently outstanding, and 891,510 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c)   Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the rights provided in Section 4 of the Investors' Rights Agreement, and (C) the securities and rights described in Sections 2.2(a)(ii) and 2.2(b) of this Agreement and Section 2.2(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Series Seed Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Series Seed Preferred Stock. All outstanding shares of the Company's Common Stock and all shares of the Company's Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than one hundred eighty (180) days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.

(d)   None of the Company's stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including, without limitation, in the case where the Company's Stock Plan is not assumed in an acquisition. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement

4.

grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(e) The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares covered by this Agreement.

2.3 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action required to be taken by the Board and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.5 Valid Issuance of Shares.

(a) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Section 2.6, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, the Company's bylaws, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to Section 2.6, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

(b) No "bad actor" disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 of the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1) of the Securities Act.

5.

2.6   Governmental Consents and Filings.   Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

2.7   Litigation.   To the Company's knowledge, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or currently threatened in writing (i) against the Company or any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company; or (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8   Intellectual Property.

(a)   The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

(b)   To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.

(c)   Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(d)   The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business.

(e)   Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted

6.

and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (i) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company. It will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants.

(f) Section 2.8(f) of the Disclosure Schedule lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights, and licenses to and under any of the foregoing, in each case owned by the Company.

(g) The Company has not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "**Open Source Software**") in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company IP (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company IP; (iii) the creation of any obligation for the Company with respect to Company IP owned by the Company, or the grant to any third party of any rights or immunities under Company IP owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company IP.

(h) No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Company Intellectual Property.

2.9 Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 Agreements; Actions.

7.

(a)	Except for the Transaction Agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $10,000 (except pursuant to at-will employment offer letters, each entered into by the Company in the ordinary course of business), (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company (other than commercially-available, off-the-shelf software licensed to the Company or non-exclusive licenses entered into by the Company in the ordinary course of business), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b)	The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $10,000 or in excess of $25,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business. For the purposes of (a) and (b) of this Section 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(c)	The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.11	Certain Transactions.

(a)	Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and Confidential Information Agreements (as defined below), (ii) standard director and officer indemnification agreements approved by the Board, (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board (previously provided to the Purchasers or their respective counsel), and (iv) the Transaction Documents, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b)	The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any material contract with the Company.

2.12   Rights of Registration and Voting Rights. Except as provided in the Investors'
Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its
currently outstanding securities or any securities issuable upon exercise or conversion of its currently
outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no
stockholder of the Company has entered into any agreements with respect to the voting of capital shares
of the Company.

2.13   Property. The property and assets that the Company owns are free and clear of
all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of
current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of
business and do not materially impair the Company's ownership or use of such property or assets. With
respect to the property and assets it leases, the Company is in compliance with such leases and holds a
valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such
property or assets. The Company does not own any real property.

2.14   Material Liabilities. The Company has no liability or obligation, absolute or
contingent (individually or in the aggregate), except (i) obligations and liabilities incurred after the date of
incorporation in the ordinary course of business that are not material, individually or in the aggregate, and
(ii) obligations under contracts made in the ordinary course of business that would not be required to be
reflected in financial statements prepared in accordance with GAAP.

2.15   Employee Matters.

(a)   To the Company's knowledge, none of its employees is obligated under
any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject
to any judgment, decree or order of any court or administrative agency, that would materially interfere
with such employee's ability to promote the interest of the Company or that would conflict with the
Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying
on of the Company's business by the employees of the Company, nor the conduct of the Company's
business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge,
conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under,
any contract, covenant or instrument under which any such employee is now obligated.

(b)   The Company is not delinquent in payments to any of its employees,
consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct
compensation for any service performed for it to the date hereof or amounts required to be reimbursed to
such employees, consultants or independent contractors. The Company has complied in all material
respects with all applicable state and federal equal employment opportunity laws and with other laws
related to employment, including those related to wages, hours, worker classification and collective
bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for
payment not yet due to such governmental entity all amounts required to be withheld from employees of
the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to
comply with any of the foregoing.

(c)   To the Company's knowledge, no Key Employee intends to terminate
employment with the Company or is otherwise likely to become unavailable to continue as a Key
Employee. The Company does not have a present intention to terminate the employment of any of the
foregoing. The employment of each employee of the Company is terminable at the will of the Company.
Except as set forth in Section 2.16(c)(i) of the Disclosure Schedule or as required by law, upon
termination of the employment of any such employees, no severance or other payments will become due.
Except as set forth in Section 2.16(c)(ii) of the Disclosure Schedule, the Company has no policy, practice,

9.

plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(d)   The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of (or actions taken by unanimous written consent by) the Board.

(e)   Each former Key Employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(f)   To the Company's knowledge, none of the Key Employees of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his or her engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

2.16   Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, county, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.17   Employee Agreements. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the Purchasers or their respective counsel (the "**Confidential Information Agreements**"). No current or former Key Employee has excluded works or inventions from his or her assignment of inventions pursuant to such Key Employee's Confidential Information Agreement. The Company is not aware that any of its Key Employees is in violation of any agreement described in this Section 2.17.

2.18   Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.19   Corporate Documents. The Restated Certificate and Bylaws of the Company as of the date of this Agreement are in the form provided to the Purchasers. The copy of the minute books of the Company provided to the Purchasers contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders.

2.20   Qualified Small Business Stock. As of and immediately following the Closing: (i) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code, (ii) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one (1) year period preceding the Initial Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (iii) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through the Initial Closing have exceeded $50 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); provided, however, that in no event shall the Company be liable to the Purchasers or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent.

2.21   Disclosure. No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchasers at the Closing contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

3.   Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1   Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2   Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3   Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the

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Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4   Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(a)   Any legend set forth in, or required by, the other Transaction Agreements.

(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7   Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8   Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's

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subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9   CFIUS Foreign Person Status. The Purchaser is not a "foreign person" or a "foreign entity," as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "**DPA**"). The Purchaser is not controlled by a "foreign person," as defined in the DPA. The Purchaser does not permit any foreign person affiliated with the Purchaser, whether affiliated as a limited partner or otherwise, to obtain through the Purchaser any of the following with respect to the Company: (i) access to any "material nonpublic technical information" (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board or equivalent governing body of the Company or the right to nominate an individual to a position on the Board or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, or release of any "critical technology" (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA); or (iv) "control" of the Company (as defined in the DPA).

3.10   No General Solicitation. Except with respect to any Additional 506(c) Purchaser, neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.11   Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.12   Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.13   "Bad Actor" Matters. Purchaser hereby represents that no Disqualification Event is applicable to Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 3.13, "**Rule 506(d) Related Party**" shall mean a person or entity that is a beneficial owner of Purchaser's securities for purposes of Rule 506(d) of the Securities Act.

4.   Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1   Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

4.2   Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3   Compliance Certificate. The Chief Executive Officer of the Company shall deliver to the Purchasers at the Initial Closing a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

4.4   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.5   Board of Directors. As of the Initial Closing, the authorized size of the Board shall be four.

4.6   Indemnification Agreement. The Company shall have executed and delivered the Indemnification Agreements.

4.7   Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.8   Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.9   Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.10   Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Initial Closing.

4.11   Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Initial Closing a certificate certifying (i) the Certificate of Incorporation and Bylaws of the Company as in effect at the Initial Closing, (ii) resolutions of the Board approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements, and (iii) resolutions of the stockholders of the Company approving the Restated Certificate.

4.12   Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

        5.   <u>Conditions of the Company's Obligations at Closing</u>. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

        5.1   <u>Representations and Warranties</u>. The representations and warranties of each Purchaser contained in <u>Section 3</u> shall be true and correct in all respects as of such Closing.

        5.2   <u>Performance</u>. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

        5.3   <u>Qualifications</u>. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

        5.4   <u>Investors' Rights Agreement</u>. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

        5.5   <u>Right of First Refusal and Co-Sale Agreement</u>. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

        5.6   <u>Voting Agreement</u>. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

        6.   <u>Miscellaneous</u>.

        6.1   <u>Survival of Warranties</u>. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

        6.2   <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

        6.3   <u>Governing Law</u>. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

        6.4   <u>Counterparts</u>. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, it shall be sent to PO Box 791300 Paia, Maui, Hawaii 96779, *Attention*: Garrett Burton Gee; and a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304-1130, Attention: Matthew S. Bartus.

(b)   Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7   No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8   Fees and Expenses. At the Closing, the Company shall pay the reasonable fees and expenses of Shenkar – Lax & Co., the counsel for Kivalina Two Limited and Aviad Eyal (collectively, "**Entrée Capital**"), in an amount not to exceed, in the aggregate, $25,000.

6.9   Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10   Amendments and Waivers. Except as set forth in Section 1.3(a) of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 6.10 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14   Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

6.15   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.16   Waiver of Conflicts. Each party to this Agreement acknowledges that Cooley LLP, counsel for the Company, may have in the past performed, and may continue to or in the future

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perform, legal services for certain of the Purchasers in matters that are similar, but not substantially related, to the transactions described in this Agreement, including the representation of such Purchasers in venture capital financings and other matters. Accordingly, each party to this Agreement hereby acknowledges that (a) they have had an opportunity to ask for information relevant to this disclosure, and (b) Cooley LLP represents only the Company with respect to the Agreement and the transactions contemplated hereby. The Company gives its informed consent to Cooley LLP's representation of the Purchasers in matters not substantially related to this Agreement, and the Purchasers give their informed consent to Cooley LLP's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

The Bucket List Studios Inc.

DocuSigned by:

By: Garrett Gee

D5F61E610DD3427...

Garrett Gee, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER:

_____

By: _____
Name: _____
Title: _____

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER:

_____

_____
(*Signature*)

EXHIBITS

Exhibit A   -   **SCHEDULE OF PURCHASERS**

Exhibit B   -   **FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

Exhibit C   -   **WIRE INSTRUCTIONS**

Exhibit D   **FORM OF INDEMNIFICATION AGREEMENT**

Exhibit E   -   **FORM OF INVESTORS' RIGHTS AGREEMENT**

Exhibit F   -   **FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**

Exhibit G   -   **FORM OF VOTING AGREEMENT**

SCHEDULE OF PURCHASERS

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

<u>Exhibit</u>

WIRE INSTRUCTIONS

FORM OF INDEMNIFICATION AGREEMENT

FORM OF INVESTORS' RIGHTS AGREEMENT

<u>EXHIBIT F</u>

FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

FORM OF VOTING AGREEMENT

EXHIBIT D

Video Transcript

Are you nervous or is it just me? Am I nervous? Here's the elevator pitch. We are creating not just a cartoon, but a full studio focused on creating content, products, and experiences that will inspire the world to try new things with the people they love. We're very proud of the fact that over 50% of our Bucket List community comes from outside the United States of America. That's something we absolutely love. And when it comes to working with investors, we want our investors to match the global diversity that is the Bucket List community. And now here are a few reasons why I hope you'll consider it. Actually first, I'm going to give you three reasons why you should consider not investing in Bucket List. The first one is startups are risky, especially with this, I mean, we are going to be shooting for the stars and there's a very good chance we might fail.

And so, I mean, we mean this sincerely, when we say we do not want anyone investing that can't afford to lose the money that they're risking. I mean, if this is something you're going to lose sleep over if you lose that money, then you should definitely not invest. The next reason why not to invest is my wife, Jessica and I, we're the leaders of this company, but more importantly, we're parents. And when those hard times come, when we need to choose between prioritizing the success of the business, or perhaps the success of our family, we will always choose our family and quality time with our children over work. I get the vibe that there's this trend that business needs to be done faster, faster, bigger, better, and that's not how we're going to go about things. We believe sincerely that the best things need to be slow cooked.

And that's how we're going to build The Bucket List Studios. And finally, the last reason why not to invest is if you are making the goal here is just to make money, then this is probably not a good fit. Our goal as a company above making money is to create products and services that will make the world a better place. But I do sincerely believe that if we can make those values our highest priority, that the money will follow. Oh, just one more reason. Uh, there will be no board meetings, uh, at least not in the traditional sense. What we will do is we will gather our investors, and we will invite them probably once or twice a year, somewhere cool, somewhere unique, probably on a boat somewhere where we can disconnect, adventure together, eat good food together, and of course talk Bucket List together.

That's one of the perks of being the Bucket List Family have incredible experiences and destinations around the world hoping to host us, and we're excited to finally share that with some of you all right. I think that was more than three reasons why not to invest. Yeah. That's a lot of reasons why you should not invest. Okay. But here's a few reasons why you might want to consider. I can promise you that this investment is something that you will always be proud of. You can trust and know that we as a company are going to be doing good, not just after we've made money, but every step along the way as a company, doing good around the world. And finally, you can know that I'm going to do everything within my power to make crazy amounts of money for everyone involved. I do believe that I have a special knack and talent for creating value in this world.

And for me, the best part of all of this is going to be able to reward the people out there who decided to believe in me and my team when nobody else would. If you are interested in becoming a part of Bucket List, we have created three different levels for people to invest. The whole reason why we're raising money in this way is to include people from all around the world. All right? So here's the link. Go check out the website to learn more, or even just to see how much money we've raised so far. So the last message that I want to share is this, that if you were to ask me, why am I doing this? Why is our family doing this?

When you experience something special, truly special. The first thing you want to do is share that with others. I think that's just the goodness of being a human, that's natural human instinct is that which means most to you. You don't want to just keep it all to yourself. You want to share it with others. And we, as a family, have had this special opportunity to travel the world together, explore, create memories that that's the true treasure in our lives. And if all of this work, all this efforts, teaming up together with you. If we can take that and share that with other families in different cultures, in different countries, it'll all be worth it. It's a scary thing asking people to invest in your company. It's a lot of responsibility and I understand the pressure, but why I'm willing to do it, why I felt good about this decision is because I know our hearts and I know our intentions. And I think that's something that everyone deserves to be a part of. Everyone deserves to be on a mission together with other good people to make this world a better place. And I believe that we can do that, but we need your help. And so this is our plea to you. This is our sincere ask that you, um, that you join us, join our team and become a part of the Bucket List Family